Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

B. Riley Financial, Inc.,

B. R. Acquisition Ltd.

and

magicJack VocalTec Ltd.

Dated as of November 9, 2017

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 9, 2017, is made by and among B. Riley Financial, Inc., a Delaware corporation (“Parent”), B. R. Acquisition Ltd., an Israeli corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and magicJack VocalTec Ltd., an Israeli corporation (the “Company”).  Parent, Merger Sub and the Company are referred to herein collectively as the “Parties.”  Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in Article 1.

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the committee of the Company formed for the purpose of, among other things, evaluating and making a recommendation to the Board of Directors of the Company with respect to this Agreement and the transactions contemplated hereby (the “Committee”), has, by unanimous vote of all of the directors, (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (b) approved and declared advisable this Agreement and the Merger, on the terms and subject to the conditions set forth in this Agreement, and (c) resolved to recommend the approval of this Agreement and the terms of the Merger by the shareholders of the Company, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each unanimously (a) approved this Agreement, the Merger and the other transactions contemplated hereby, (b) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder, (c) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, and (d) resolved to recommend the approval of this Agreement and the terms of the Merger by the shareholder of Merger Sub, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, B. Riley Principal Investments, LLC as the sole shareholder of Merger Sub, has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
Definitions

Section 1.01.    Definitions.  As used herein, the following terms shall have the following meanings:

“Action” means any litigation, action, suit, arbitration or similar proceeding (public or private), in each case by or before a Governmental Authority.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person.  For the purposes of this definition, “control” (including the terms “controlling” and “controlled by”) means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 and any other applicable anti-bribery or anti-corruption laws and regulations in other jurisdictions where the Company or its Subsidiaries conduct or have conducted business and/or where they are incorporated.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping and reporting requirements, and the applicable anti-money laundering laws and regulations of jurisdictions where the Company or its Subsidiaries conduct or have conducted business and/or where they are incorporated.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA) and each other employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, change in control, retention, severance, deferred compensation, incentive compensation, equity-based compensation or other plan, program, agreement, practice, policy, arrangement or other obligation, whether or not in writing, sponsored, maintained or contributed to or required to be contributed to by the Company and its Subsidiaries for the benefit of their employees or former employees and their dependents or beneficiaries or with respect to which any potential liability is borne by the Company or any of its Subsidiaries.

“Business Day” means any day, excluding Friday, Saturday, Sunday and any other day on which commercial banks in New York, New York, Los Angeles, California or Israel are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986.

“Communications Act” means, collectively, the Communications Act of 1934, the rules and regulations established by the FCC and codified in Title 47 of the Code of Federal Regulations, and the effective orders, rulings and written policies of the FCC.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2017 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.

“Company Equity Plan” means, collectively, any stock option plan of the Company and any other plan agreement or arrangement of the Company providing for the issuance or grant of any interest in respect of the share capital of the Company or any of its Subsidiaries.

“Company Intellectual Property” means the Non-Owned Intellectual Property and the Owned Intellectual Property.

“Company IT Assets” means all computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and systems (including all documentation associated with any of the foregoing) that are used by the Company or any of its Subsidiaries in the operation of their respective businesses.

“Company Stock” means ordinary shares, no par value, of the Company.

“Company Termination Fee” means an amount equal to $5,738,297.

“Contract” means any legally binding contract or agreement.

“Environmental Laws” means all Laws enacted and in effect on or prior to the Closing Date concerning pollution or protection of health, safety or the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, control, or cleanup of any hazardous materials, substances or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“FCC” shall mean the United States Federal Communications Commission or any successor thereto.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” means United States generally accepted accounting principles, applied in a manner consistent throughout the periods involved.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including by or on behalf of or under the authority of the IIA.

“Governmental Authority” means any foreign, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court or similar regulatory, administrative, executive, legislative or judicial body, including the IIA.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IIA”   shall mean the Israeli Innovation Authority (previously, the Office of Chief Scientist or OCS of the Israeli Ministry of Economy and Industry).

“IIA Notice” shall mean the written notice to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among the Company and its wholly-owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual property rights, whether arising under the Laws of Israel, the United States or any other jurisdiction, including all rights in or to any of the following: (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) registered and unregistered trademarks, service marks, trade dress and applications therefore, along with names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable subject matter, and (iv) trade secrets rights, including such rights in or to ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies.

“Intervening Event” means any change, effect, event, occurrence, state of facts or development, that (a) was not known to, or reasonably foreseeable by, the Committee or the Board of Directors of the Company, or the material consequences of which were not known or reasonably foreseeable, in each case as of or prior to the date of this Agreement, (b) becomes known to, or reasonably foreseeable by, the Committee or the Board of Directors of the Company prior to the Company Shareholder Approval and (c) does not involve or relate to (i) an Acquisition Proposal or (ii) any fluctuation in the market price or trading volume of Company Stock, in and of itself.

“Knowledge of the Company” means the actual present knowledge, following reasonable inquiry, of the individuals set forth in Section 1.01(a) of the Disclosure Schedule.

“Law” means any federal, state, local, municipal, or foreign order, constitution, law ordinance, rule, regulation, statute or treaty.

“Leased Real Property” means the real property described in Section 1.01(b) of the Disclosure Schedule, constituting all real property that is leased or subleased by the Company or its Subsidiaries.

“Lien” means any lien, charge, mortgage, pledge, security interest, easement, assessment, or other encumbrance (other than restrictions on transfer generally arising under federal and state securities Laws).

“Material Adverse Effect” means any changes, effects, events, occurrences, states of facts or developments, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, that have had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, that any adverse change, effect, event, occurrence, state of facts or development attributable to any of the following shall not constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect: (a) the execution, delivery, announcement or pendency of this Agreement or the transactions contemplated by this Agreement, including (i) the identity of Parent and (ii) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with its customers, employees or suppliers, or with any other third party; (b) conditions generally affecting the industry or segments therein in which the Company and its Subsidiaries participate, the Israeli and U.S. economy as a whole or the capital, credit or financial markets in general in the markets which the Company and its Subsidiaries have material operations; (c) the failure to take any action by the Company or its Subsidiaries which is prohibited by this Agreement; (d) other than with respect to the obligation contained in the first sentence of Section 5.01, compliance with the terms of, or the taking of any action required by, this Agreement or approved in advance by Parent in writing, including any action taken in connection with obtaining regulatory or third party approvals and in compliance with the terms of this Agreement; (e) any change of general applicability after the date of this Agreement in accounting requirements or principles or in applicable Laws or the interpretation or enforcement thereof; (f) changes in political conditions in Israel, the United States or any specific country or region in the world where the Company or any of its Subsidiaries have operations, or any acts of war (whether or not declared), armed hostilities, sabotage or terrorism occurring after the date of this Agreement or the continuation, escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement; (g) any earthquakes, hurricanes, floods or other natural disasters, acts of God or force majeure events; (h) the failure of the Company or any of its Subsidiaries to meet internal forecasts, budgets or financial projections or any decline in the market price or trading volume of Company Stock on the NASDAQ Global Select Market (provided, that the exception in this clause (h) shall not prevent or otherwise affect a determination that any adverse change, effect, event, occurrence, state of facts or development underlying such failure or decline has resulted in or contributed to a Material Adverse Effect); and (i) any matter set forth in the Disclosure Schedule (provided, that the exception in this clause (i) shall not prevent or otherwise affect a determination that any adverse change, effect, event, occurrence, state of facts or development subsequent to the date of this Agreement and not reasonably foreseeable based on the face of such disclosure has resulted in or contributed to a Material Adverse Effect); except in the case of the foregoing clauses (b), (e), (f) or (g) to the extent any change, effect, event, occurrence, state of facts or development has a materially disproportionate effect on the Company and its Subsidiaries taken as a whole relative to other Persons in the industry in which the Company operates generally.

“Merger Notice” shall mean (i) the written notice of the resolution of shareholders of Merger Sub and the Company delivered to the Companies Registrar within 3 days of adoption and (ii) the written notice regarding notices of the Merger Proposal delivered to the creditors of Merger Sub and the Company pursuant to Section 318 of the ICL, delivered to the Companies Registrar.

“Non-Owned Intellectual Property” means all Intellectual Property used by the Company or any of its Subsidiaries in the conduct of their respective businesses that is not Owned Intellectual Property.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 5721-1961.

“Organizational Documents” means the articles of association, certificate of incorporation, certificate of formation, bylaws, memorandum of association or operating agreement (or equivalent organizational documents) of any Person.

“Owned Intellectual Property” means all Intellectual Property in which the Company or any of its Subsidiaries has an ownership interest.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by the Company and its Subsidiaries in appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business and are reflected on or specifically reserved against or otherwise disclosed in the Company Balance Sheet; (c) zoning, entitlement, building, and other land use regulations imposed by any Governmental Authority having jurisdiction over Leased Real Property which are not violated by the current use and operation thereof and which do not materially impair the occupancy or use thereof for the purposes for which such Leased Real Property is currently used in connection with the business of the Company and its Subsidiaries; (d) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to Leased Real Property which do not materially impair the occupancy or use thereof for the purposes for which such Leased Real Property is currently used in connection with the business of the Company and its Subsidiaries; (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation under applicable Law; (f) non-exclusive licenses and other non-exclusive grants of rights with respect to Intellectual Property granted in the ordinary course of business; (g) Liens on goods in transit incurred pursuant to documentary letters of credit in the ordinary course of business; (h) purchase money Liens and Liens securing rental payments under capital lease arrangements; (i) Liens, the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents; and (j) in the case of Leased Real Property, statutory encumbrances or encumbrances arising by operation of Law in favor of landlords for amounts not yet due and payable under any Real Property Lease.

“Person” means an individual, partnership, corporation, limited liability company business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Real Property Leases” means each lease, sublease, license, or occupancy agreement, and any amendments thereto, pursuant to which the Company or one of its Subsidiaries holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any Leased Real Property.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative or Affiliate.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means computer software programs and software systems, including databases, compilations, tool sets, compilers, higher level or “proprietary” languages and related documentation and materials, whether in source code, object code or human readable form, all descriptions, flow-charts and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, the technology supporting, and the contents and audiovisual displays on any web sites, and all documentation, including programmers’ notes and source code annotations, user manuals and training materials relating to any of the foregoing, including any translations thereof.

“State Regulators” shall mean the state public service or public utility commissions or other similar state regulatory bodies from which authorization, approval, clearance or consent is required to be procured or to which filings are required to be made as set forth in Section 6.01(e) of the Disclosure Schedule.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, or other legal entity in which such Person (either alone or through or together with any other Subsidiary) owns or has the power to vote or control, directly or indirectly, fifty percent (50%) or more of the stock or other equity or ownership interests of such other Person.

“Takeover Laws” means any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Business Combination,” or other similar state anti-takeover Laws.

“Tax Return” means any declaration, estimate, return, report, information statement, schedule or other document (including any related or supporting information) with respect to Taxes that is required to be filed with any Taxing Authority.

“Taxes” means all federal, provincial, territorial, state, municipal, local, domestic, Israeli, foreign or other taxes, imposts, and assessments including ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, social security, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto or in respect of any failure to comply with any requirement regarding Tax Returns and any interest in respect of such additions, fines or penalties and shall include any transferee liability in respect of any and all of the above.

“Taxing Authority” means the US Internal Revenue Service, the ITA and any other Governmental Authority that has the right to impose Taxes on the Company or any of its Subsidiaries.

Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Section
Acceptable Confidentiality Agreement	Section 5.02(a)
Acquisition Proposal	Section 5.02(g)(i)
Action	Section 1.01
Affiliate	Section 1.01
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.02(c)
Anti-Corruption Laws	Section 1.01
Anti-Money Laundering Laws	Section 1.01
Antitrust Laws	Section 1.01
Assignment Period	Section 8.05
Bankruptcy and Equity Exceptions	Section 3.02(a)
Benefit Plan	Section 1.01
BofA Merrill Lynch	Section 3.26
Book-Entry Shares	Section 2.07(c)

Defined Term	Section
Burdensome Condition	Section 5.05(e)
Business Day	Section 1.01
Certificate	Section 2.07(c)
Certificate of Merger	Section 2.03
Closing	Section 2.02
Closing Date	Section 2.02
Code	Section 1.01
Committee	Recitals
Communications Act	Section 1.01
Companies Registrar	Section 2.03
Company	Preamble
Company Adverse Recommendation Change	Section 5.02(c)
Company Balance Sheet	Section 1.01
Company Board Recommendation	Section 3.02(b)
Company Stock	Section 1.01
Company Equity Awards	Section 2.07(d)(iii)
Company Equity Plan	Section 1.01
Company Intellectual Property	Section 1.01
Company IT Assets	Section 1.01
Company SEC Documents	Section 3.06(a)
Company Stock	Section 1.01
Company Stock Option	Section 2.07(d)(i)
Company Shareholder Approval	Section 3.02(a)
Company Termination Fee	Section 1.01
Confidential Information	Section 3.16(f)
Confidentiality Agreement	Section 5.04
Contract	Section 1.01
D&O Insurance	Section 5.06(c)
Delaware Courts	Section 8.09
Disclosure Schedule	Article 3
Effective Time	Section 2.03
End Date	Section 7.01(b)(i)
Environmental Laws	Section 1.01
ERISA	Section 1.01
Exchange Act	Section 1.01
Excluded Shares	Section 2.07(b)
Export and Sanctions Regulations	Section 3.23
FCC	Section 1.01
FTC	Section 1.01
GAAP	Section 1.01
Government Grant	Section 1.01
Governmental Authority	Section 1.01
HSR Act	Section 1.01
ICL	Section 2.01
IIA	Section 1.01

Defined Term	Section
IIA Notice	Section 1.01
Indebtedness	Section 1.01
Indemnification Agreements	Section 5.06(a)
Indemnified Parties	Section 5.06(a)
Information Agent	Section 2.08(h)(ii)
Intellectual Property	Section 1.01
Interim Option Tax Ruling	Section 5.05(h)
Intervening Event	Section 1.01
Israeli Employees	Section 3.14(b)
ITA	Section 2.08(h)(i)
Knowledge of the Company	Section 1.01
Law	Section 1.01
Leased Real Property	Section 1.01
Lien	Section 1.01
Material Adverse Effect	Section 1.01
Material Contract	Section 3.12(a)
Material Customer	Section 3.20
Material Supplier	Section 3.20
Merger	Section 2.01
Merger Notice	Section 1.01
Merger Proposal	Section 5.12(a)
Merger Sub	Preamble
Non-Owned Intellectual Property	Section 1.01
Notice of Superior Proposal / Intervening Event	Section 5.02(c)
Open Source License	Section 3.16(h)
Option Payments	Section 2.07(d)(i)
Option Tax Ruling	Section 5.05(h)
Order	Section 1.01
Ordinance	Section 1.01
Organizational Documents	Section 1.01
Owned Intellectual Property	Section 1.01
Parent	Preamble
Parties	Preamble
Paying Agent	Section 2.08(a)
Paying Agent Agreement	Section 2.08(a)
Payment Fund	Section 2.08(a)
Payor	Section 2.08(h)(i)
Per Share Merger Consideration	Section 2.07(c)
Permits	Section 3.11(a)(ii)
Permitted Assignment	Section 8.05
Permitted Liens	Section 1.01
Person	Section 1.01
Premium Cap	Section 5.06(c)
Proposed Assignee	Section 8.05
Proxy Statement	Section 3.08

Defined Term	Section
Real Property Leases	Section 1.01
Representatives	Section 1.01
Restricted Share Payments	Section 2.07(d)(ii)
Restricted Shares	Section 2.07(d)(ii)
Sarbanes-Oxley Act	Section 1.01
SEC	Section 1.01
Securities Act	Section 1.01
Specified Date	Section 3.04(a)
Shareholders Meeting	Section 5.03(c)
Software	Section 1.01
State Regulators	Section 1.01
Subsidiary	Section 1.01
Superior Proposal	Section 5.02(g)(ii)
Surviving Corporation	Section 2.01
Takeover Laws	Section 1.01
Tax Declaration	Section 2.08(c)
Tax Return	Section 1.01
Taxes	Section 1.01
Taxing Authority	Section 1.01
Valid Certificate	Section 2.08(h)(i)
Withholding Tax Ruling	Section 5.05(i)

Section 1.02.    Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  When a reference is made in this Agreement to an Article, Section, paragraph, clause, Schedule or Exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated.  The Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  Any capitalized term used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  References to any “statute” or “regulation” are to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any “section of any statute or regulation” include any successor to the section.  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.  All references to “$” in this Agreement shall be deemed references to United States dollars.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.  The headings contained herein (including in the Exhibit and the Disclosure Schedule) are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.  The Parties agree that the terms and language of this Agreement were the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship.

ARTICLE 2
The Merger

Section 2.01.    The Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 and of the Israeli Companies Regulations (Merger), 5760-2000 of the State of Israel (together with the rules and regulations promulgated under the Companies Law 5759-1999, the “ICL”), at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (Ha’Chevra Ha’Koletet) in the Merger) (the “Merger”), and as a result thereof the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall (a) become a private wholly-owned Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.02.    Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Bryan Cave LLP, 1290 Avenue of the Americas, New York, New York 10104 at 10:00 a.m., Israeli time on the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time or date as shall be agreed in writing between Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03.    Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, and in accordance with the customary practice of the Registrar of Companies of the State of Israel (the “Companies Registrar”), request that the Companies Registrar declare the Merger effective and issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the Closing Date upon receipt of notice that the Closing has occurred.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that both the Merger shall be declared effective and the Certificate of Merger shall be issued by the Companies Registrar on the Closing Date.

Section 2.04.    Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and specified in the applicable provisions of the ICL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, (iii) all debts, liabilities and duties of Merger Sub, and all debts, liabilities and duties of the Company, shall become the debts, liabilities and duties of the Surviving Corporation, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Corporation) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.05.    Memorandum and Articles of Association of the Surviving Corporation.

(a)          Immediately following the Effective Time, the amended and restated articles of association of the Company shall be amended and restated to read in their entirety as set forth on Exhibit A hereto, and as so amended and restated shall thereafter be the articles of association of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law (subject to Section 5.06).

(b)          Immediately following the Effective Time, the existing memorandum of association of the Company, as amended, shall thereafter be the memorandum of association of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law (subject to Section 5.06).

Section 2.06.    Directors and Officers of the Surviving Corporation.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of Merger Sub immediately before the Effective Time shall be the officers of the Surviving Corporation.

Section 2.07.    Conversion of Company Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or any holder of any securities of any of the foregoing:

(a)          Capital Stock of Merger Sub.  Each ordinary share, par value one Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable ordinary share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Corporation and such ordinary shares shall constitute the only outstanding share capital of the Surviving Corporation.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Corporation.

(b)          Cancellation of Parent-Owned Company Stock.  Each outstanding or issued share of Company Stock that is wholly-owned by Parent or Merger Sub, or by any wholly-owned Subsidiary of Parent, Merger Sub or the Company, immediately prior to the Effective Time (except to the extent held by any such Person for the benefit of customer or other third parties, including shares held in investment funds) (collectively, the “Excluded Shares”), shall automatically be cancelled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(c)          Conversion of Company Stock.  Except as otherwise provided in Section 2.07(d), each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall automatically be converted into the right to receive cash in an amount equal to $8.71 without interest (the “Per Share Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares (a “Certificate”) or book-entry shares (“Book-Entry Shares”) (other than Excluded Shares) shall cease to have any rights with respect to such shares, except, in all cases, the right to receive the Per Share Merger Consideration, without interest, in accordance with Section 2.08.  The right of any holder of any share of Company Stock to receive the Per Share Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(d)          Company Equity Awards.  The Company shall take all requisite action so that:

(i)          Treatment of Company Stock Options.  Except as set forth in Section 2.07(d) of the Disclosure Schedule, each option (or portion thereof) to purchase shares of Company Stock (“Company Stock Option”) under any Company Equity Plan that is outstanding, but unexercised, immediately prior to the Effective Time shall, at the Effective Time, become fully vested, to the extent not previously vested, and, except as set forth in Section 2.07(d) of the Disclosure Schedule, all outstanding options shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment with respect thereto equal to the product of (x) the total number of shares of Company Stock subject to such cancelled Company Stock Option as of immediately prior to the Effective Time and (y) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per share subject to such cancelled Company Stock Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (1) any such Company Stock Option with respect to which the exercise price per share subject thereto is equal to or greater than the Per Share Merger Consideration shall be cancelled in exchange for no consideration and (2) such Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.08(h).  From and after the Effective Time, no Company Stock Option shall be outstanding, and each Company Stock Option shall only entitle the holder thereof to the payment provided for in this Section 2.07(d)(i).

(ii)          Treatment of Restricted Shares.  Each award of shares of Company Stock outstanding immediately prior to the Effective Time that is then subject to forfeiture or other restrictions (“Restricted Shares”) granted pursuant to any Company Equity Plan shall become vested as a result of the Merger if and to the extent provided by the terms of the award or applicable Company Equity Plan and any portion of the award that does not become so vested shall be forfeited.  Each vested Restricted Share shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive, following the Effective Time and subject to the conditions below, a cash payment equal to the Per Share Merger Consideration, without interest (such aggregate amounts payable hereunder, the “Restricted Share Payments”); provided, however, that such Restricted Share Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.08(h).  From and after the Effective Time, each vested Restricted Share shall only entitle the holder thereof to the payment provided for in this Section 2.07(d)(ii).

(iii)          The Surviving Corporation shall cause each Option Payment and Restricted Share Payment to be paid, less any required Tax withholdings, as promptly as practicable following the Effective Time.  At or prior to the Effective Time, the Company, the Board of Directors of the Company, and any committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary (including obtaining any required consents from holders of Company Equity Awards) to (A) effectuate the treatment of the Company Stock Options and the Restricted Shares (collectively, the “Company Equity Awards”) pursuant to this Section 2.07(d), (B) cause the Company Equity Plan(s) to terminate at or prior to the Effective Time and (C) ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(e)          Anti-Dilution.  Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding shares of Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, business combination, tender or exchange offer, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within such period, the Per Share Merger Consideration shall be appropriately adjusted to provide the holders of shares of Company Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to Section 2.08 after giving effect to any such event exceed the amount that would have been payable pursuant to Section 2.08 had such event not occurred and (ii) nothing in this Section 2.07 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

Section 2.08.    Disposition of Certificates and Book-Entry Shares.

(a)          Paying Agent.  Prior to the Closing, Parent shall appoint a U.S.-based nationally recognized bank or trust company, which shall be reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration to the holders of the shares of Company Stock as provided in Section 2.07(c).  Parent will enter into a paying agent agreement with the Paying Agent (the “Paying Agent Agreement”) on terms reasonably acceptable to Parent and the Company prior to the Closing.  Prior to or at the Closing, Parent shall deposit with the Paying Agent cash in immediately available funds in the amount necessary for payment in accordance with Section 2.07 and this Section 2.08 of the aggregate Per Share Merger Consideration payable pursuant to this Agreement, except as otherwise provided in Section 2.07(d) (such total deposited cash being hereinafter referred to as the “Payment Fund”).  The Paying Agent shall make payments of the Per Share Merger Consideration out of the Payment Fund in accordance with this Agreement and the Paying Agent Agreement.  The Payment Fund shall not be used for any other purpose.  At or immediately after the Effective Time, Parent shall pay or cause to be paid to the Surviving Corporation in cash the amounts payable in respect of the Company Stock Options pursuant to Section 2.07(d)(i) and the Restricted Shares pursuant to Section 2.07(d)(ii), and the Surviving Corporation shall disburse such amounts in accordance with Section 2.07(d)(i) and Section 2.07(d)(ii), respectively after withholding of any required applicable Taxes in accordance with the provisions of Section 2.08(h).

(b)          Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Stock on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of shares of Company Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such shares except as otherwise provided for herein.  From and after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent, Parent or the Surviving Corporation for any reason (other than Certificates or Book-Entry Shares representing Excluded Shares) shall be cancelled and exchanged for the Per Share Merger Consideration payable in respect of such shares pursuant to this Article 2.

(c)          Payment Procedures.

(i)          As soon as possible after the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of Company Stock (other than Excluded Shares) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent and the Company may reasonably agree), (B) a draft of the declaration, in a form reasonably agreed by the Parties, in which the beneficial owner of Company Stock provides certain declarations and information necessary for Parent to determine, reasonably and in good faith, the Tax amounts (if any) which need to be withheld from the consideration payable to such beneficial owner pursuant to the terms of the Ordinance, the Code, or any provision of state, local, Israeli or foreign Law (a “Tax Declaration”), and (C) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration to which the holder thereof is entitled.  Upon surrender of any Certificate (or affidavit of loss in lieu thereof) to the Paying Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Tax Declaration, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor an amount of cash in immediately available funds equal to (x) the number of shares of Company Stock represented by such Certificate (or affidavits of loss in lieu thereof) multiplied by (y) the Per Share Merger Consideration (less any required Tax withholdings as provided in Section 2.08(h)), and the Certificate so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  No interest shall be paid or accrue on any cash payable pursuant to this Section 2.08.

(ii)          Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall deliver to the Paying Agent the Tax Declaration, but shall not be required to deliver a Certificate or an executed letter of transmittal to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article 2.  In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares were converted into the right to receive the Per Share Merger Consideration shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other documentation or evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration in respect of each such share of Company Stock (less any required Tax withholdings as provided in Section 2.08(h)), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(d)          Termination of Payment Fund.  Any portion of the Payment Fund which remains unclaimed for six (6) months after the Effective Time shall be delivered to the Surviving Corporation, and any holders of shares of Company Stock prior to the Effective Time who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of the Per Share Merger Consideration (subject to abandoned property, escheat or similar Laws).

(e)          No Liability.  None of Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent, representative or Affiliate thereof, shall be liable to any Person in respect of the Per Share Merger Consideration from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)          Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent (on behalf of the Surviving Corporation); provided, that such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in funds investing solely in such obligations that provide for same day liquidity.  Any net profit resulting from, or interest or income produced by, such investments shall be paid to the Surviving Corporation or Parent (at Parent’s election).  To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt cash payments of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund required so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

(g)          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect thereof, pursuant to this Agreement.

(h)          Withholding Rights.

(i)          Parent, Merger Sub, the Surviving Corporation, any of their respective Subsidiaries or Affiliates, and the Paying Agent (each, a “Payor”), as applicable, shall be entitled to reasonably deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the Ordinance and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law (in each case in accordance with and subject to the Option Tax Ruling and the Withholding Tax Ruling, if obtained); provided, however, that with respect to withholding of Israeli Tax during such time that the consideration payable pursuant to the provisions of Section 2.07(c) is retained for the benefit of each holder of record of Company Stock (but for the avoidance of doubt excluding any consideration payable to the holders of Company Equity Awards under Section 2.07(d)), no amounts of Israeli Tax shall be withheld unless requested otherwise by the Israeli Tax Authority (the “ITA”) or by the Withholding Tax Ruling, if obtained.  In the event that any holder of record of Company Stock, Restricted Shares, or Company Stock Options, provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding or other instructions) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article 2 to the Payor’s reasonable satisfaction (the “Valid Certificate”), then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from any payment payable pursuant to this Agreement to such holder of record of Company Stock, Restricted Shares or Company Stock Options, as applicable, shall be made only in accordance with the provisions of such Valid Certificate.  For avoidance of doubt, the Withholding Tax Ruling, if obtained, will be considered a “Valid Certificate” provided, in the discretion of the applicable Payor, such ruling applies to the relevant holder and provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  The Payor undertakes to promptly provide each Person from whom Tax was so withheld with sufficient evidence regarding the amounts that were paid and withheld with respect to such Person.

(ii)          Prior to the Effective Time, Parent shall select, to the extent necessary in light of the provisions of the Withholding Tax Ruling, as may be applicable, or if Parent so elects, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Taxes levied, assessed, charged or imposed by any Israeli Governmental Authority withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

ARTICLE 3
Representations and Warranties of the Company

Except (i) as disclosed in the Company SEC Documents filed with or furnished to the SEC after January 1, 2015 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (ii) as set forth in the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent concurrently with the execution of this Agreement (the “Disclosure Schedule”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Disclosure Schedule shall be deemed to be disclosed by the Company for, and apply to and qualify, the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement and each other section or subsection of the Disclosure Schedule to the extent that it is reasonably apparent on its face that such disclosure is applicable to such other section or subsection of this Agreement or the Disclosure Schedule), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01.          Organization, Standing and Corporate Power.  The Company is a corporation duly incorporated and validly existing under the Laws of Israel and has all corporate power and authority required to carry on its business as conducted as of the date hereof.  The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where the nature of its properties and the conduct of its business require such qualification, licensing or good standing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  The Company has provided to Parent correct and complete copies of the Organizational Documents of the Company as of the date hereof, including all amendments thereto, and each as so delivered is in full force and effect as of the date hereof.  The Company is not in material violation of any provision of its Organizational Documents.

Section 3.02.          Authority.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject to the approval of this Agreement and the terms of the Merger by the affirmative vote of the holders of a majority of the total number of shares of Company Stock voted at the Shareholders Meeting (or, if any shares of Company Stock are held by Parent or Merger Sub, by the affirmative vote of the holders of a majority of the total number of shares of Company Stock who are not Parent or Merger Sub or anyone on their behalf, including their relatives or corporations under their control who voted at the Shareholders Meeting (not counting any abstinent votes)) (the “Company Shareholder Approval”), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by the other Parties, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general applicability affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

(b)          At a meeting duly called and held in compliance with the requirements of ICL and the Organizational Documents, the Board of Directors of the Company, acting upon the unanimous recommendation of the Committee, has, by unanimous vote of all of the directors, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, (ii) approved and declared advisable this Agreement and the Merger, on the terms and subject to the conditions set forth in this Agreement, and (iii) subject to Section 5.02, resolved to recommend that the shareholders of the Company approve this Agreement and the terms of the Merger (the “Company Board Recommendation”) at the Shareholders Meeting and include such Company Board Recommendation in the Proxy Statement, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

Section 3.03.          Non-Contravention; Consents and Approvals.

(a)          The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not, (i) subject to receipt of the Company Shareholder Approval, result in a violation of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (ii) subject to receipt of the Company Shareholder Approval and assuming that all consents, approvals and authorizations contemplated by Section 3.03(b) have been obtained and all notices and filings described in Section 3.03(b) have been made, result in a violation of any Law or Order applicable to, binding upon or enforceable against the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) with or without notice, lapse of time or both, result in any breach of, or constitute a default under, or give rise to a right of acceleration or termination under, or give rise to the creation of any Lien (other than Permitted Liens) on any of the Company or its Subsidiaries assets pursuant to, or result in any change in the rights or obligations of any Person under, or require any notice, consent or waiver under, any Contract, except in the case of clauses (ii) and (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or, in the case of clause (iii), to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by the Company of its obligations hereunder.  Section 3.03(a) of the Disclosure Schedule sets forth a correct and complete list of Material Contracts entered into prior to the date of this Agreement pursuant to which notices, consents or waivers are or may be required prior to consummation of the Merger and the other transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).

(b)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement, except (i) the IIA Notice and approval of the IIA Notice, (ii) as required under the HSR Act, (iii) as required under applicable requirements of the Securities Act, the Exchange Act, any applicable foreign securities laws, and state securities, takeover and “blue sky” laws, in connection with this Agreement and the transactions contemplated hereby, (iv) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (v) as may be required for compliance with the rules of the NASDAQ Global Select Market, (vi) as required under the Communications Act or state communications regulatory laws, as set forth in Section 6.01(e) of the Disclosure Schedule and (vii) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby or perform any of its obligations hereunder, including any approvals, orders, authorizations, actions, registrations, declarations and filings required solely as a result of Parent’s election to seek financing in connection with the Merger.

Section 3.04.          Capitalization.

(a)          The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock.  All of the outstanding shares of Company Stock have been duly authorized and are validly issued, fully paid and nonassessable.  As of the close of business on November 3, 2017 (the “Specified Date”):

(i)          16,115,383 shares of Company Stock were issued and outstanding;

(ii)          511,866 Restricted Shares were authorized, but not yet issued and outstanding; and

(iii)         5,085,527 shares of Company Stock were reserved and available for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of Company Stock Options, of which 3,603,313 shares of Company Stock were subject to issuance pursuant to the exercise of outstanding Company Stock Options.

(b)          Section 3.04(b) of the Disclosure Schedule sets forth a correct and complete listing of all outstanding Company Equity Awards as of November 3, 2017 setting forth the number of shares subject to each Company Equity Award and the holder, grant date, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger) and exercise price with respect to each Company Equity Award, as applicable.

(c)          Each Company Equity Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued and qualifies for the Tax and accounting treatment afforded to such Company Equity Award, as applicable, in the Company’s Tax returns and the Company SEC Documents, respectively.

(d)          Except as set forth in this Section 3.04 and for changes since the Specified Date resulting from the issuance of shares of Company Stock pursuant to the Company Stock Options set forth above in this Section 3.04, or as expressly permitted by Section 5.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for, capital stock or other voting securities of or other ownership interest in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company, and there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.  Neither the Company nor any of its Subsidiaries is a party to any voting Contract with respect to the voting of any of its securities.

Section 3.05.          Subsidiaries.

(a)          Section 3.05(a) of the Disclosure Schedule lists (i) each Subsidiary of the Company and the Company’s ownership interest (and percentage interest) of the Company or its Subsidiaries (and any other Person, as applicable) in each such Subsidiary, together with such Subsidiary’s jurisdiction of organization or incorporation and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company, in each case as of the date hereof.  Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its jurisdiction of incorporation or organization and has all corporate or other organizational power, as applicable, required to carry on its business as conducted as of the date hereof.  Each such Subsidiary is duly qualified or licensed to do business as a foreign corporation or other entity, as applicable, and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where the nature of its properties and the conduct of its business as of the date hereof require such qualification, licensing or good standing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)          Except as set forth in Section 3.05(b) of the Disclosure Schedule, all of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized, validly issued and are fully paid and nonassessable and free of any preemptive rights, and are owned directly or indirectly by the Company free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.  There are no issued, reserved for issuance or outstanding (i) securities of any Subsidiary of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company, and there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities.

Section 3.06.          Company SEC Documents; Financial Statements.

(a)          The Company has timely filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed or furnished by the Company under the Exchange Act and the Securities Act since January 1, 2015 (such documents, collectively with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis, any exhibits and schedules to any of the foregoing documents and other information incorporated therein, the “Company SEC Documents”).  Each of the Company SEC Documents, as of the time of its filing or furnishing or, if applicable, as of the time of its most recent amendment, complied in all material respects with, to the extent in effect at such time, the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to such Company SEC Document, and none of the Company SEC Documents when filed or furnished or, if amended, as of the date of such most recent amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Each of the consolidated financial statements (including the related notes and schedules thereto) of the Company included in the Company SEC Documents (or incorporated therein by reference) at the time it was filed or, if amended, as of the date of such most recent amendment, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing or amendment, had been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal period-end audit adjustments that are not material in amount or effect).  Except as set forth in Section 3.06(a) of the Disclosure Schedule, there are no outstanding comments in any comment letters received by the Company from the SEC with respect to any of the Company SEC Documents.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.  For the avoidance of doubt, for the purposes of Section 6.02(a), this representation will be deemed to cover documents filed or furnished as of such time such documents are filed or furnished and the financial statements included therein at any time prior to the Closing Date, subject to the provisions of Sections 4.05 and 5.03 hereof.

(b)          The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15 under the Exchange Act).  Such disclosure controls and procedures are effective to ensure that all material information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to the Company’s principal executive officer and principal financial officer.  The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(c)          The Company has disclosed, based on its most recent evaluation of internal controls by its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  Since January 1, 2015, to the Knowledge of the Company, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company.  The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since January 1, 2015 through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law.  To the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors of the Company or the Board of Directors of the Company pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.

(d)          Except as set forth in Section 3.06(d) of the Disclosure Schedule, the Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Select Market.  Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

Section 3.07.          No Undisclosed Liabilities.  Except as set forth in Section 3.07 of the Disclosure Schedule, the Company and its Subsidiaries do not have any liabilities or obligations required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries except for (a) those reflected or reserved against in the Company Balance Sheet, (b) liabilities and obligations incurred since December 31, 2016 in the ordinary course of business, (c) liabilities and obligations arising under this Agreement or the transactions contemplated hereby, (d) performance obligations under Contracts to which the Company or any of its Subsidiaries is a party or bound or (e) liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 3.08.          Proxy Statement; Company Information.  The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.  At the time the Proxy Statement or any amendment or supplement thereto filed with the SEC and is first mailed to shareholders of the Company, and at the time of the Shareholders Meeting, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 3.08 will not apply to statements or omissions included in the Proxy Statement based upon information furnished to the Company in writing by Parent or Merger Sub specifically for use therein.

Section 3.09.          Absence of Certain Developments.  Except as set forth in Section 3.09 of the Disclosure Schedule or as otherwise expressly contemplated by this Agreement, since March 31, 2017, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business.  There has not occurred:

(a)          since March 31, 2017, any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2016) which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b)          since March 31, 2017 through the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any other wholly-owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries, except for transactions required pursuant to awards under the Company Equity Plans;

(c)          since March 31, 2017 through the date of this Agreement, any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries;

(d)          since March 31, 2017 through the date of this Agreement, (1) any increase in the compensation payable or to become payable to the Company’s or any of its Subsidiaries’ officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws; or

(e)          since March 31, 2017, any agreement to do any of the foregoing.

Section 3.10.          Litigation.  Except as set forth in Section 3.10 of the Disclosure Schedule, there are no material Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, at law or in equity, by or before any Governmental Authority.  Neither the Company nor any of its Subsidiaries is subject to any Order that restricts or limits in any material respect the operations of such Person.

Section 3.11.          Compliance with Laws.

(a)          Except as set forth in Section 3.11 of the Disclosure Schedule or as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i)          the Company and its Subsidiaries are, and have been since January 1, 2015, in compliance with all applicable Laws;

(ii)          the Company and its Subsidiaries have in effect all governmental licenses, approvals, permits and authorizations that are necessary to the operation of their business as conducted as of the date hereof (collectively, “Permits”), neither the Company nor any of its Subsidiaries is in default or violation under any such Permits, and there are no Actions pending or, to the Knowledge of the Company, threatened relating to the suspension, failure to renew, revocation or modification of any such Permits and, to the Knowledge of the Company, no Permits shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement; and

(iii)          no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries or any of their employees or independent contractors is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Authority indicated an intention to conduct the same.  To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes or properties or procedures or policies in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws (including with respect to its employees or independent contractors) that has not been cured.

(b)          This Section 3.11 does not relate to Tax matters, labor and employment matters, Benefit Plans, Intellectual Property matters, real property matters or environmental matters, those topics being the subject of Sections 3.13, 3.14, 3.15, 3.16, 3.18 and 3.19, respectively.

Section 3.12.          Material Contracts.

(a)          Except as set forth in Section 3.12(a) of the Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)          any Contracts entered into since January 1, 2014 relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any operating business or material assets or the capital stock of any other Person;

(ii)          any Contracts that are reasonably likely to require payments to or from the Company and its Subsidiaries of more than $250,000, individually for the remaining term of such Contract if the remaining term is less than three months, or $750,000, in the aggregate over a three month period for any individual Contract, in each case other than on a purchase order basis or with respect to any professional services provided to the Company or its Subsidiaries;

(iii)          any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture of the Company or any of its Subsidiaries;

(iv)          any Contract involving the payment or receipt of royalties calculated based upon the revenues or income of the Company or its Subsidiaries or income or revenues related to any product of the Company or its Subsidiaries other than pursuant to non-exclusive licenses granted in the ordinary course of business pursuant to standard terms that previously have been provided to Parent;

(v)          any non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries, (D) requires the Company or any of its Subsidiaries to deal exclusively with any Person or group of related Persons or (E) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property;

(vi)           any Contract, with respect to any of the five (5) largest (measured by revenue) customers of the applicable segment of the Company’s business, that is an interconnection, carrier service or similar agreement in connection with which the Company’s or any of its Subsidiaries of the Company’s equipment and services are connected to those of another service provider in order to allow their respective customers access to each other’s services;

(vii)          any Contract pursuant to which (i) the Company or any of its Subsidiaries grants to any third party any license or covenant not to sue under, or other right to use, any material Owned Intellectual Property, except with respect to Owned Intellectual Property that is licensed to individual consumers in the ordinary course of business, (ii) the Company or any of its Subsidiaries receives a license or covenant not to sue under, or other right to use, any material Non-Owned Intellectual Property, other than licenses of non-customized Software or Intellectual Property that is generally commercially available or (iii) any material Intellectual Property was assigned, sold or otherwise transferred by or to the Company or any of its Subsidiaries since January 1, 2015, except with respect to any assignment, sale or transfer between or among the Company and/or any of its current Subsidiaries;

(viii)          excluding any direct to consumer sales, which may involve a Governmental Authority, any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Authority (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract);

(ix)            any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (A) not material to the Company or any of its Subsidiaries and (B) entered into in the ordinary course of business (each Contract constituting any of the foregoing types of Contracts described in clauses (i) through (viii) above, together with any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) to which the Company or any of its Subsidiaries is a party or by which they are bound, and including all amendments, exhibits and schedules to each such Contract, is referred to in this Agreement as a “Material Contract”).

(b)          A copy of each Company Material Contract entered into prior to the date of this Agreement has been delivered to Parent prior to the date of this Agreement.  Each Material Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, except to the extent that (i) it has previously expired in accordance with its terms or (ii) the failure to be in full force and effect, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  There is no default under any such Material Contracts by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by the Company of its obligations hereunder.  Except as set forth in Section 3.12(b) of the Disclosure Schedule, during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of termination in respect of any Material Contract.

Section 3.13.          Taxes.  Except as set forth in Section 3.13 of the Disclosure Schedule:

(a)          All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis (taking into account any extensions of time in which to file) in accordance with all applicable Law, and all such Tax Returns are correct and complete in all material respects.

(b)          The Company and each of its Subsidiaries has timely paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes.

(c)          There is no Action now pending or, to the Knowledge of the Company, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax.

(d)          Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension, that is currently in effect, of the statute of limitations for the assessment or payment of any Tax or the filing of any Tax Return.

(e)          During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f)          Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) except for such matters under any Real Property Lease, if any, a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such Person.

(g)          Neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise” as defined in the Israeli Law for Encouragement of Capital Investments, 1959; or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

Section 3.14.          Labor and Employment Matters.

(a)          Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement.  To the Knowledge of the Company, there is currently no organized effort by any labor union to organize any employees of the Company and its Subsidiaries into one or more collective bargaining units.  Neither the Company nor any of its Subsidiaries has experienced any material strike or claim of unfair labor practices or other material collective bargaining dispute during the past two years and none are pending or, to the Knowledge of the Company, threatened.

(b)          Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been materially satisfied or have been fully funded by contributions to appropriate insurance funds or materially accrued on the financial statements of the Company, (iii) the Company and its Subsidiaries are, and have been since January 1, 2015, in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758‑1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756-1996) and (iv) since January 1, 2015, the Company or any of its Subsidiaries have not received written notice of complaints, charges or claims against the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such complaints, charges or claims are threatened in writing, by or before any Governmental Authority or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual.  The Company and its Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Authority.  “Israeli Employee” shall not include any consultants, sales agents or other independent contractors.  Except for matters that, individually or in the aggregate, have not and would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, (A) all amounts that the Company and its Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and/or Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and its Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due).  The Company and its Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of its Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

(c)          Solely with respect to employees who are not Israeli Employees, except as set forth in Section 3.14(c) of the Disclosure Schedule, each of the Company and its Subsidiaries is and, since January 1, 2015, has been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, immigration compliance and occupational safety and health.

Section 3.15.          Employee Benefit Plans.

(a)          Section 3.15(a) of the Disclosure Schedule sets forth a true, correct and complete list of each Benefit Plan.  With respect to each Benefit Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (2) a written description of such Benefit Plan if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, and (4) all material correspondence to or from any Governmental Authority received in the last three years with respect to any Benefit Plan.

(b)          Each Benefit Plan has been administered in accordance with its terms except as, individually or in the aggregate, has not and would not reasonably be expected to result in material liability to the Company and its Subsidiaries.  The Company and its Subsidiaries (with respect to each Benefit Plan) and each Benefit Plan are in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except in each case for non-compliance that, individually or in the aggregate, have not and would not reasonably be expected to result in material liability to the Company or its Subsidiaries.

(c)          All Benefit Plans intended to be qualified within the meaning of Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service or, in the alternative, are entitled to rely upon a favorable opinion letter issued to a master or prototype plan under which any such Benefit Plan has been adopted, to the effect that such Benefit Plans are so qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked (nor, to the Knowledge of the Company, has revocation been threatened in writing) and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter relating to any such Benefit Plan that would reasonably be expected to adversely affect the qualification of such Benefit Plan.  Neither the Company nor any of its Subsidiaries has ever maintained a Benefit Plan that is or was a multiemployer plan (as defined in Section 3(37) or 4001 of ERISA) or a plan that is or was subject to Title IV of ERISA.

(d)          With respect to each Benefit Plan, no event has occurred that would be reasonably expected to subject the Company or any of its Subsidiaries to any material Tax, fine, Lien (other than Permitted Liens), penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations.

(e)           Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(f)           Except as set forth in Section 3.15(f) of the Disclosure Schedule and except as otherwise specifically so contemplated in this Agreement, with respect to each current or former employee, director or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any such person to severance or termination pay or any increase in severance or termination pay, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Benefit Plan, or (iii) result in payments under any Benefit Plan that would not be deductible under Section 280G of the Code.  Except as set forth in Section 3.15(f) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(g)          Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required by applicable Law.

Section 3.16.          Intellectual Property.

(a)          Section 3.16(a) of the Disclosure Schedule sets forth a correct and complete list of: all Owned Intellectual Property that is registered, applied for in writing, filed, or recorded with any Governmental Authority.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each item of the Owned Intellectual Property listed in Section 3.16(a) of the Disclosure Schedule is subsisting, and to the Knowledge of the Company, valid and enforceable and (ii) one or more of the Company and its Subsidiaries has sole and exclusive ownership of all right, title, and interest in and to each item of Owned Intellectual Property listed in Section 3.16(a) of the Disclosure Schedule free and clear of all Liens (other than Permitted Liens).  The Company and each of its Subsidiaries have obtained from all Persons, including current and former employees, officers, directors, consultants and contractors, who have created or developed any material Intellectual Property for or on behalf of the Company or any its Subsidiaries, written, valid and enforceable present assignments of such Intellectual Property to the Company or one of its Subsidiaries; provided that the foregoing representation and warranty applies only to such Intellectual Property that is used in the business of the Company or any its Subsidiaries as currently conducted or as currently planned to be conducted.  In addition, each former and current employee of the Company and each of its Subsidiaries who has created or developed any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, and whose employment agreement is governed by the Israeli Law, has expressly waived, or will expressly waive prior to the Closing Date, the right to receive compensation in connection with “Service Inventions” under section 134 of the Israeli Patent Law 1967.

(b)          One or more of the Company and its Subsidiaries has a valid and, to the Knowledge of the Company, enforceable right to use each material item of Non-Owned Intellectual Property.

(c)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, Company Intellectual Property constitutes all of the Intellectual Property necessary for the operation of Company’s and its Subsidiaries’ businesses as conducted as of the date hereof and immediately after the Closing, all such Intellectual Property will continue to be owned or available for use by the Company and its Subsidiaries on substantially the same terms as are in the place immediately prior to the Closing.

(d)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i)  the conduct of the business of the Company and its Subsidiaries conducted as of the date hereof does not infringe, misappropriate or otherwise violate any other Person’s Intellectual Property rights, (ii) except as set forth in Section 3.16(d) of the Disclosure Schedule since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written claim from any third party that the Company’s or any of its Subsidiaries’ use of any Intellectual Property infringes, misappropriates, or otherwise violates the Intellectual Property of such third party, and (iii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, any Owned Intellectual Property, and no such claims have been asserted or threatened in writing against any Person by the Company or any of its Subsidiaries since January 1, 2015.  Clause (iii) in the preceding sentence shall not be construed as a waiver by the Company, or following the Merger the Surviving Corporation, of any rights or remedies that the Company or the Surviving Corporation may currently or in the future have against any Person for infringing, misappropriating, or otherwise violating any Owned Intellectual Property.

(e)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company IT Assets function and perform in accordance with their manufacturers’ and vendors’ specifications and as required for the operation of Company’s and its Subsidiaries’ businesses as conducted as of the date hereof.  To the Knowledge of the Company and except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Person has gained unauthorized access to any Company IT Asset or used, disclosed, modified or destroyed any information accessible via the Company IT Asset since January 1, 2015.  The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology processes consistent with reasonable industry practices.

(f)           To the Knowledge of the Company and except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) no Person has gained unauthorized access to, or has used in an unauthorized manner, any of the Company’s or any of its Subsidiaries’ Confidential Information (as defined below), and (ii) there has been no unauthorized access to or use of any personally identifiable information held by the Company or any of its Subsidiaries.  Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have complied with all applicable Laws and contractual and fiduciary obligations relating to the collection, storage, use, transfer (including cross-border transfer) and any other processing of personally identifiable information, including the Company’s and each of its Subsidiaries’ privacy policies.  “Confidential Information” means all non-public, proprietary information, including: (i) financial information, business models, pricing and margin formulae, business line or customer profitability, promotion plans, sales and marketing plans, financing and capital plans, plans for existing business lines, future business and marketing plans, and customer lists; (ii) information related to company structure, owners, management, employees, assets, income and expenses including business, corporate, and operations income and expenses; (iii) know-how, techniques, methods, information tools, software development, trade secrets, technology, potential products, potential business operations, business ideas, technical information, inventions, product design information, source code, and all other intellectual property information or data; and (iv) information, that, if released to unauthorized persons, could be detrimental to the business interests of the Company and each of its Subsidiaries.

(g)          Except as set forth in Section 3.16(g) of the Disclosure Schedule, none of the Company’s or any of its Subsidiaries’ products or Intellectual Property, including any products or Intellectual Property under development by Company or any of its Subsidiaries as of the date hereof, uses or incorporates any Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the IIA or any other Governmental Authority, nor does the IIA or any Governmental Authority have any ownership interest in, any right to receive a license, or any right to restrict the sale, licensing, distribution, transfer or other commercial exploitation of, such products or Intellectual Property.  Section 3.17 of the Disclosure Schedule sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the IIA.

(h)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Software that is sold, licensed or otherwise distributed to any third party by the Company or any of its Subsidiaries is subject to any obligation or condition under any license identified as an open source license by the Open Source Initiative (www.opensource.org/), including any version of GPL, Sub Public License or Mozilla Public License (each, an “Open Source License”) that requires (i) the disclosure, licensing or distribution of any source code for any portion of such Software, or (ii) the granting of licensees or other rights to make derivative works or other modifications to such Software, (iii) the licensing under terms that allow any portion of such Software to be reverse engineered, reverse assembled or disassembled, or (iv) the redistribution of such Software at no license fee or royalty.  Since January 1, 2015, neither the Company nor any of its Subsidiaries has breached any Open Source License where such breach has resulted or is likely to result in any material liability to the Company or any of its Subsidiaries.

(i)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Person other than the Company or its Subsidiaries (and its and their respective employees and authorized contactors) has or has had possession of any source code for any material Software owned by the Company or any of its Subsidiaries.

(j)          Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company, its Subsidiaries, nor any employee or other representative thereof, is, or has been since January 1, 2015, a participant, member or promoter of, or a contributor to, any industry standards body, consortium, open source organization or similar organization that requires or obligates the Company or any of its Subsidiaries to grant any license, covenant not to sue or other right with respect to any material Intellectual Property.

                Section 3.17.          Government Grants.  Section 3.17 of the Disclosure Schedule provides a true, complete and correct list of all Government Grants, granted to the Company.  Section 3.17 of the Disclosure Schedule sets forth: (a) the aggregate amount of each Government Grant; (b) the aggregate outstanding obligations, if any, of the Company under each Government Grant with respect to royalties or other payments; and (c) the outstanding amounts to be paid by the IIA to the Company and any Subsidiary under the Government Grants, if any.  The Company is in compliance in all material respects with the terms and conditions of the laws, rules and regulations applicable to such Government Grants received by the Company and the terms and conditions of all Government Grants, which have been approved, and have duly fulfilled all the undertakings required thereby to be fulfilled.  There is no event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Government Grants that have been approved.  No claim or challenge has been made by any Governmental Authority with respect to the entitlement of the Company to any Government Grant received by the Company or the compliance with the terms, conditions, obligations or laws relating to such grants, and to the Knowledge of the Company, no Governmental Authority is currently expected to make any such claim.

Section 3.18.          Real Property.  Neither the Company nor any of its Subsidiaries owns any real property.  Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, with respect to the Leased Real Property, the Real Property Lease for such property is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is enforceable and in full force and effect, subject to Bankruptcy and Equity Exceptions.  Neither the Company nor any of its Subsidiaries has received or provided any written notice of any event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any Real Property Lease.  There is no default under any Real Property Lease by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as, individually or in the aggregate, has not and would not reasonably be expected to have a Material Adverse Effect.  Each Real Property Lease entered into prior to the date of this Agreement has been provided to Parent prior to the date of this Agreement.

Section 3.19.          Environmental Matters.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries are, and have since January 1, 2015 been, in compliance with all Environmental Laws, (b) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice of, demand, letter, claims or request for information alleging a violation of Environmental Laws by the Company or its Subsidiaries or any liability thereto arising under Environmental Laws, (c) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to liability for any hazardous substance disposal or contamination on any third party property and (d)  there is no Action pending against the Company or any of its Subsidiaries related to an actual or alleged violation of Environmental Laws or a liability arising under Environmental Laws.  Except for the express representations and warranties made by the Company in this Section 3.19, the Company makes no representation or warranty, express or implied, concerning environmental matters in respect of the Company or any of its Subsidiaries.

Section 3.20.          Customers and Suppliers.  Section 3.20(a) of the Disclosure Schedule sets forth a correct and complete list of the ten (10) largest (measured by revenue) customers (each, a “Material Customer”) and the ten (10) largest (measured by gross expenditures) suppliers (each, a “Material Supplier”) to the Company for the twelve (12) months ended March 31, 2017.  Except as set forth in Section 3.20(b) of the Disclosure Schedule, from December 31, 2016 to the date of this Agreement, (i) no Material Customer or Material Supplier has notified the Company or any of its Subsidiaries in writing that it intends to terminate, cancel, or (other than in connection with industry-wide decreases in volume) materially curtail its business relationship with the Company, and (ii) neither the Company nor any of its Subsidiaries has been engaged in a dispute that is material to the Company and its Subsidiaries, taken as a whole, with a Material Customer or Material Supplier that remains ongoing.

Section 3.21.          Insurance.  Except as set forth in Section 3.21 of the Disclosure Schedule, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries have since January 1, 2015 maintained insurance policies with reputable insurers in such amounts and against such risks as are in accord with normal industry practice, (b) all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), (c) neither the Company nor any of its Subsidiaries is in breach or default under such policies, which breach or default would permit cancellation, termination or modification of any such insurance policies, and (d)  none of the Company or its Subsidiaries has received any written notice of cancellation or termination with respect to any material insurance policy of the Company or its Subsidiaries in effect on the date of this Agreement.

Section 3.22.          Affiliate Transactions.  Except as set forth in Section 3.22 of the Disclosure Schedule, other than rights to receive Per Share Merger Consideration and the consideration provided for under Section 2.07 with respect to Company Equity Awards, no material relationship exists between the Company or any of its Subsidiaries, on the one hand, and any officer, director or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described in the Company SEC Documents.

Section 3.23.          Export Matters.  Except as set forth in Section 3.23 of the Disclosure Schedule or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have been at all times from January 1, 2015, in compliance with applicable United States and foreign export control Laws and regulations and with the various applicable economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United Nations Security Council, the European Union or Her Majesty’s Treasury, the Export Administration Regulations maintained by the U.S. Department of Commerce, or the International Traffic in Arms Regulations maintained by the U.S. Department of State (“Export and Sanctions Regulations”).  There are no pending or, to the Knowledge of the Company, threatened claims or investigations by any Governmental Authority of potential violations against the Company or any of its Subsidiaries with respect to Export and Sanctions Regulations.

Section 3.24.          Bribery; Anti-Money Laundering

(a)          None of the Company, its Subsidiaries, or their respective directors, officers or employees, or, to the Knowledge of the Company, affiliates, agents, representatives or any other Person acting for or on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, made any unlawful payment within the meaning of, or taken or omitted to take any other action in material violation of, any Anti-Corruption Laws.

(b)          The business and operations of the Company and each of its Subsidiaries, to the Knowledge of the Company, are and have been conducted at all times in compliance with Anti-Money Laundering Laws in all material respects.

(c)          No action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company or its Subsidiaries with respect to Anti-Corruption Laws or Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d)          The Company and its Subsidiaries (i) have instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and (ii) have maintained such policies and procedures in force in all material respects.

Section 3.25.          Takeover Laws.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article 4, the Company has taken all action necessary to exempt or exclude the Merger, this Agreement and the transactions contemplated hereby from any Takeover Laws, and, accordingly, no Takeover Laws apply to any such transactions, other than set forth in the ICL or the Organizational Documents.

Section 3.26.          Opinion of Financial Advisor.  The Board of Directors of the Company has received the oral opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to be confirmed by delivery of a written opinion, dated on or about the date of this Agreement, to the effect that, subject to the limitations and assumptions set forth in the written opinion, as of the date of the opinion, the Per Share Merger Consideration to be received in the Merger by the holders of the shares of Company Stock is fair, from a financial point of view, to such holders.

Section 3.27.          No Brokers.  No broker, agent, investment banker, financial advisor or other Person (other than BofA Merrill Lynch) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  The Company has made available to Parent, prior to the date of this Agreement, a true, complete and correct copy of all contracts pursuant to which BofA Merrill Lynch is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

Section 3.28.          Indebtedness.  Except as and to the extent set forth on the consolidated financial statements of the Company and its Subsidiaries filed with the SEC on March 31, 2017 or in Section 3.28 of the Disclosure Schedule, as of the date of this Agreement, the Company and its Subsidiaries have no Indebtedness.

Section 3.29.          Solvency Determination.  Assuming the fulfillment or waiver of the conditions to Company’s obligations to effect the Merger and the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article 4 hereof, the Company represents, to the Knowledge of the Company, that the execution of this Agreement and the completion of the Merger and the other transactions contemplated hereby, shall not adversely affect the ability of the Surviving Corporation to meet its obligations to its creditors as such become due and payable following the Closing Date.  The Company is aware that the Board of Directors of Parent and Merger Sub are relying on such determination of solvency in connection with their approval of the Merger, this Agreement and the transactions contemplated hereby.

Section 3.30.          Operating Performance.  Section 3.30 of the Disclosure Schedule sets forth the correct and complete (i) device sales numbers, renewal numbers and subscriber numbers of the Company and its Subsidiaries for each of the fiscal quarters ended September 30, 2017, June 30, 2017 and March 31, 2017 and for each of the fiscal years ended 2016, 2015 and 2014, and (ii) churn rates for each of the fiscal quarters ended September 30, 2017, June 30, 2017 and March 31, 2017 as well as, to the Knowledge of the Company, for each of the fiscal years ended 2016, 2015 and 2014.

Section 3.31.          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided to Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any information (including any projections, estimates or other forward-looking information) provided (including in any management presentations, information memoranda, supplemental information or other materials) or otherwise made available with respect to the Company or its Subsidiaries as to the probable success or profitability of the Company or its Subsidiaries.  Each of Parent and Merger Sub expressly disclaims any and all representations and warranties, whether express or implied, other than those set forth in this Article 3.

ARTICLE 4
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.01.          Organization, Standing and Corporate Power.  Each of Parent and Merger Sub is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate power and authority required to carry on its business as currently conducted.  Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction where the nature of its properties and the conduct of its business require such qualification, licensing or good standing, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder.  Parent has made available to the Company correct and complete copies of the Organizational Documents of each of Parent and Merger Sub as of the date hereof, including all amendments thereto, and each as so delivered is in full force and effect as of the date hereof.  Neither Parent nor Merger Sub is in violation of any provision of its organizational documents, except for any violation that, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder.

Section 4.02.          Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and, assuming the due and valid authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, except as the same may be limited by the Bankruptcy and Equity Exceptions.

Section 4.03.          Non-Contravention; Consents and Approvals.

(a)          The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will not, (i) result in a violation of any provision of the Organizational Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.03(b) have been obtained and all notices and filings described in Section 4.03(b) have been made, result in a violation of any Law or Order applicable to, binding upon or enforceable against Parent or Merger Sub or any of their respective properties or assets, or (iii) with or without notice, lapse of time, or both, result in any breach of, or constitute a default under, or give rise to a right of acceleration or termination under, or require any notice, consent or waiver under, any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, except in the case of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of their obligations hereunder.

(b)          No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or on behalf of Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by each of Parent and Merger Sub or the consummation of the Merger or the other transactions contemplated by this Agreement, except (i) the execution by Parent of an undertaking in customary form in favor of the IIA to comply with the applicable Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, (ii) as required under the HSR Act, (iii) as required under applicable requirements of the Securities Act, the Exchange Act, other applicable foreign securities laws, and state securities, takeover and “blue sky” laws, in connection with this Agreement and the transactions contemplated hereby, (iv) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (v) as may be required for compliance with the rules of the NASDAQ Global Market (vi) as required under the Communications Act or state communications regulatory laws, as set forth in Section 6.01(e) of the Disclosure Schedule and (vii) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder, including any approvals, orders, authorizations, actions, registrations, declarations and filings required solely as a result of Parent’s election to seek financing in connection with the Merger.

Section 4.04.          Ownership and Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and has not since the date of its incorporation, and at no time prior to the Effective Time will have, engaged in any other business activities and does not, and at no time prior to the Effective Time will, have assets, liabilities or obligations of any nature other than as incurred in connection with its formation and as contemplated herein or as otherwise required to effect the transactions contemplated by this Agreement.  The authorized capital stock of Merger Sub consists solely of 1,000,000 ordinary shares, par value NIS 0.01 per share, of which 1,000 ordinary shares are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at all times through the Effective Time will be, wholly-owned by Parent, free and clear of all Liens.

Section 4.05.          Information in the Proxy Statement.  None of the information provided by Parent or Merger Sub to the Company in writing specifically for inclusion in the Proxy Statement or any amendment or supplement thereto, at the time the Proxy Statement or any amendment or supplement thereto is filed with the SEC and is first mailed to shareholders of the Company and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.06.          Litigation.  There are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, at law or in equity, by or before any Governmental Authority, that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder.  Neither Parent nor any of its Subsidiaries is subject to any Order, except for those that would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder.

Section 4.07.          Financing.  As of the date hereof, Parent and Merger Sub have cash and cash equivalents as well as securities and other investments owned at fair value, and at the Effective Time Parent and Merger Sub will have immediately available funds, in each case sufficient to (a) pay the aggregate Per Share Merger Consideration, (b) satisfy all of their other obligations under this Agreement and (c) pay all fees and expenses payable by Parent and Merger Sub in connection with the transactions contemplated by this Agreement.  Each of Parent and Merger Sub expressly acknowledges and agrees that its obligation to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to any financing or funding by any third party, including any approvals, orders, authorizations, or actions by or any registrations, declarations, or filings with any Governmental Authority with respect to such financing or funding.  As of the Effective Time, after giving effect to the consummation of the transactions contemplated by this Agreement and the payment of all fees and expenses payable by Parent and Merger Sub in connection with the transactions contemplated by this Agreement, Parent shall be solvent and able to pay its debts as they come due.

Section 4.08.          Ownership of Company Stock.  As of the date hereof, neither Parent nor Merger Sub nor any of its Subsidiaries owns (beneficially or otherwise) any shares of Company Stock or other equity interests in the Company or any options, warrants, or other rights to acquire Company Stock or other equity interests in the Company (or any other economic interests through derivative securities or otherwise in the Company) except pursuant to this Agreement.  As of the date hereof, none of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any shares of Company Stock.

Section 4.09.          No Brokers.  No broker, agent, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.10.          Shareholder and Management Arrangements.  Except as expressly authorized by the Company in writing (such authorization not to be unreasonably withheld) or as contemplated by this Agreement, as of the date hereof, neither Parent or Merger Sub, nor any of their respective Affiliates, is a party to any contracts with any director or officer of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (except as to continuing employment on customary terms in similar companies) from and after the Effective Time.

Section 4.11.          Solvency Determination.  Assuming the fulfillment or waiver of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger, the accuracy of the representations and warranties of the Company set forth in Article 3 hereof, and that the estimates, projections and forecasts provided by the Company to Parent prior to the date hereof upon which Parent evaluated the Company have been prepared in good faith based on assumptions that are reasonable including as to their achievability, then at and after giving effect to the transactions contemplated by this Agreement (including the payment of the aggregate Per Share Merger Consideration and any amounts payable pursuant to this Agreement and in connection with the Merger and the payment of all related fees and expenses), Parent and Merger Sub represent that the execution of this Agreement and the completion of the Merger and the other transactions contemplated hereby, shall not adversely affect the ability of the Surviving Corporation to meet its obligations to its creditors as such become due and payable following the Closing Date and, as of the Effective Time, after giving effect to the consummation of the transactions contemplated by this Agreement and the payment of all fees and expenses payable by Parent and Merger Sub in connection with the transactions contemplated by this Agreement, Parent (on a consolidated basis) shall be solvent and able to pay its debts as they come due.  Parent and Merger Sub are aware that the Board of Directors of the Company is relying on such determination of solvency in connection with its approval of the Merger, this Agreement and the transactions contemplated hereby.

Section 4.12.          Parent and Merger Sub Board Approval.  In compliance with the requirements of applicable Law, the Board of Directors of each of Parent and Merger Sub has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, each of Parent and Merger Sub and the shareholders of each of Parent and Merger Sub and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend that the shareholders of Merger Sub approve this Agreement and the terms of the Merger in compliance with the requirements of applicable Law, which approval has not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

Section 4.13.          No Other Representations or Warranties; Independent Investigation.

(a)          Except for the representations and warranties contained in this Article 4, the Company acknowledges that neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Affiliates or with respect to any other information provided to the Company in connection with this Agreement or the transactions contemplated hereby.  The Company expressly disclaims any and all representations and warranties, whether express or implied, other than those contained in this Article 4.

(b)          Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, technology, assets, liabilities, results of operations, financial condition, and prospects of the Company and its Subsidiaries and acknowledges and agrees that each of Parent and Merger Sub has been provided with access to the personnel, properties, premises, and books and records related thereto (including via an electronic data room) for this purpose.  In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own investigation and analysis, and each of Parent and Merger Sub hereby waives any claims or causes of action against the Company and its Affiliates and their respective directors, officers, members, managers, employees, agents and representatives, and acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, members, managers, employees, agents and representatives shall not have any liability or responsibility whatsoever to, Parent, Merger Sub or their Affiliates (including, from and after the Closing, the Surviving Corporation and its Subsidiaries) or any of their respective directors, officers, members, managers, employees, agents or representatives (including in Contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub or their Affiliates or any of their respective directors, officers, members, managers, employees, agents or representatives, except as expressly and specifically covered by a representation or warranty set forth in Article 3.

ARTICLE 5
Covenants

Section 5.01.          Conduct of Business of the Company.  During the period from the date of this Agreement to the earlier to occur of (x) the date of the termination of this Agreement in accordance with its terms and (y) the Effective Time, except (i) as set forth in Section 5.01 of the Disclosure Schedule, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or a Governmental Authority, or (iv) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization and maintain relationships with Governmental Authorities, its significant customers, suppliers and distributors and its employees, and other Persons with which it has significant business relations and (B) reasonably consult with Parent regarding any material changes in the Company’s strategy.  In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier to occur of (x) the date of the termination of this Agreement in accordance with its terms and (y) the Effective Time, except (i) as set forth in Section 5.01 of the Disclosure Schedule, (ii) as expressly contemplated by this Agreement, (iii) as required by applicable Law or a Governmental Authority, or (iv) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions:

(a)          (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), or (iii) redeem, repurchase, cancel, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of its securities or any securities of any of its Subsidiaries, except for redemptions, repurchases, cancellations or other acquisitions (A) required (or permitted in connection with any net share settlement or Tax withholding) by the terms of the Company Equity Plan or any award agreement thereunder or (B) required by the terms of any other plans, arrangements or Contracts existing on the date hereof, as set forth in Section 5.01(a) of the Disclosure Schedule, between the Company or any of its Subsidiaries, on the one hand, and any director, employee or equityholder of the Company or any of its Subsidiaries, on the other hand;

(b)          issue, sell, pledge, grant, transfer, dispose of, enter into any Contract with respect to, or encumber any shares of its capital stock or other equity interests or securities exercisable or convertible into, or exchangeable or redeemable for, any such shares or other equity interests, or any rights, warrants, options, calls, or commitments to acquire any such shares or other equity interests, except for (i) issuances or sales of any of the foregoing to the Company or any wholly-owned Subsidiary of the Company and (ii) issuances of shares of Company Stock upon the exercise of Company Stock Options or upon the vesting of Restricted Shares, in each case as outstanding on the date hereof in accordance with Section 2.07(d)(iv);

(c)          voluntarily adopt or publicly propose a plan of merger, consolidation, complete or partial liquidation or dissolution of the Company or any of its Subsidiaries or otherwise enter into any agreements or arrangements imposing changes or restrictions on its assets, operations or businesses that are material to the Company and its Subsidiaries taken as a whole;

(d)          amend its Organizational Documents;

(e)          acquire or dispose (directly or indirectly, by merger, consolidation or acquisition or disposition of stock or other equity interests or of assets) of any Person or any business or division thereof;

(f)           incur, assume or guarantee any Indebtedness;

(g)          make any loans or advances to any Person, other than loans or advances (i) by the Company to any of its wholly-owned Subsidiaries, or by any of the Company’s wholly-owned Subsidiaries to another wholly-owned Subsidiary of the Company, (ii) advances to customers made in the ordinary course of business consistent with past practice, or (iii) required by any Contract or other legal obligation of the Company or any of its Subsidiaries in existence as of the date of this Agreement as set forth in Section 5.01(g) of the Disclosure Schedule;

(h)          acquire, transfer, assign, divest, sell, lease, license, permit or suffer to exist the creation of any Lien upon, or otherwise dispose of any Subsidiary or any material amount of assets, securities or property (including Owned Intellectual Property) except as permitted pursuant to Contracts existing as of the date hereof as set forth on Section 5.01(h) of the Disclosure Schedule;

(i)           abandon or allow any material Owned Intellectual Property to lapse or expire;

(j)           settle any Action against the Company or any of its Subsidiaries (other than Actions arising in connection with this Agreement or the transactions contemplated hereby, which are governed by Section 5.11), other than settlements of Actions where the amount paid by the Company or any of its Subsidiaries (less the amount reserved for such matters by the Company and less the amount of any insurance recoveries) in settlement does not exceed $100,000 individually or $300,000 in the aggregate and that would not result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Authority that would restrict the future activity or conduct of the Company or any of its Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person;

(k)          materially change its accounting or Tax reporting methods, principles or policies, except as may be required by Law or GAAP;

(l)           make, change or revoke any material Tax election, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries, or, in respect of any taxable period (or portion thereof) ending after the Closing Date, the Tax liability of Parent or its Affiliates;

(m)          make or authorize any capital expenditure, other than capital expenditures that are not, individually, in excess of $75,000 or, in the aggregate for the Company and its Subsidiaries taken as a whole, in excess of $300,000;

(n)          assign, transfer, lease, cancel, fail to renew or fail to extend any Permit issued by the FCC or any other Governmental Authority or discontinue any operations that require prior regulatory approval for discontinuance;

(o)          enter into any line of business in any geographic area other than the lines of business of the Company and its Subsidiaries as of the date hereof;

(p)          enter into any contract that would have been a Material Contract or Real Property Lease had it been entered into prior to this Agreement, or amend, modify or terminate any Material Contract or Real Property Lease in any material respect, other than expirations of any such Material Contract in the ordinary course of business in accordance with the terms of such Contract, or cancel, modify or waive any material matured debts or material claims held by it or waive any material rights under any Material Contract or Real Property Lease;

(q)          other than as required by any Contract or Benefit Plan in existence as of the date of this Agreement, (i) increase the amount of compensation or benefits payable to any employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries, including as a result of making any promotion, changing job titles or reclassifying any employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries, other than annual increases in employees’ wage or salary, in the ordinary course of business, consistent with past practice, with respect to any employee whose annual compensation is not in excess of $100,000 and which increases do not exceed 5% for any individual employee or 3% for all employees of the Company and its Subsidiaries, (ii) grant any rights to or pay any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, (iii) take any action to amend or waive any vesting criteria or accelerate vesting, exercisability or funding under any Benefit Plan or award granted thereunder, (iv) grant any new awards, or amend or modify the terms of any outstanding awards, under any Benefit Plan, (v) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any employee of the Company or its Subsidiaries, (vi) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $100,000 individually, (vii) terminate the employment of any officer other than for cause; (viii) become a party to, establish, adopt, terminate or amend in any material respect any Benefit Plan or any arrangement that would have been a Benefit Plan has it been entered into prior to this Agreement; or (ix) become a party to any consulting Contract, other than any such Contract that can be terminated on thirty (30) days’ or fewer notice and without payment of a penalty;

(r)           become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(s)          make any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries addressing how existing compensation or benefit matters will or may be affected by the transactions contemplated by this Agreement prior to providing Parent with a copy of the intended communication; provided, that Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith; or

(t)           authorize any of, or commit or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing in this Section 5.01 is intended to or shall result in the Company or any of its Subsidiaries ceding control to Parent or Merger Sub of the Company’s or any of its Subsidiaries’ basic ordinary course of business and commercial decisions prior to the Effective Time, and prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over their operations.  The Company and its Subsidiaries shall consult with Parent regarding any potential settlement or other action that would or would reasonably be expected to change the regulatory status of the Company or any of its Subsidiaries under the Communications Act and shall give good faith consideration to any concerns raised by Parent with respect thereto.

Section 5.02.          Acquisition Proposals.

(a)          From the execution of this Agreement until the earlier to occur of (x) the date of the termination of this Agreement in accordance with its terms and (y) the Effective Time, except as expressly permitted by this Section 5.02, the Company agrees that neither it nor any of its Subsidiaries nor any of its or their respective directors or officers shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal or the making or consummation thereof or (ii) other than to inform any Person of the existence of the provisions contained in this Section 5.02, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or enter into any agreement with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with this Section 5.02).  Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide written Acquisition Proposal not solicited in violation of this Agreement that the Board of Directors of the Company, acting upon the recommendation of the Committee, determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or would reasonably be expected to result in a Superior Proposal, and such action is reasonably likely to be necessary in order for the directors to comply with their fiduciary duties under applicable Law (assuming Israeli Law follows Delaware Law on these matters), the Company and its Representatives may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to the disclosing party than those set forth in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal to the extent such Acquisition Proposal is made directly to the Company) (an “Acceptable Confidentiality Agreement”); provided, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent prior to, or substantially concurrently (and in any event within 24 hours) with the time it is provided or made available to such Person; provided, further, if the Person making such Acquisition Proposal is or would reasonably be viewed as a competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.02 other than in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect on the Company of the disclosure of competitively sensitive information and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

(b)          The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry that would be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person that would be reasonably expected to make, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the identity of the Person, the material terms and conditions of, any such Acquisition Proposal, indication or request (including if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis (and, in any event, within 24 hours), of the status and terms of any such proposals or offers (including any amendments thereto) and any material changes thereto.

(c)          Neither the Board of Directors of the Company nor the Committee shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify) in any manner adverse to Parent the Company Board Recommendation, (ii) approve or recommend, or publicly declare advisable, any Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Proxy Statement, (iv) if any Acquisition Proposal that is structured as a tender offer or exchange offer for outstanding Company Stock is commenced, fail to recommend against acceptance of such offer by the Company’s shareholders prior to the earlier of (A) the date of the Shareholders Meeting and (B) 11 business days (which for this purpose shall be used as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, (v) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, collaboration agreement or other agreement with respect to, or that is intended or would reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (i) through (v), a “Company Adverse Recommendation Change”) or (vi) cause or permit the Company to enter into an Alternative Acquisition Agreement; provided, however, if at any time prior to obtaining the Company Shareholder Approval, (i) a bona fide Acquisition Proposal not solicited in violation of this Agreement is made (and not withdrawn) and the Board of Directors of the Company, acting upon the recommendation of the Committee, concludes in good faith, after consultation with its financial advisor and outside legal counsel, that (x) such Acquisition Proposal would, if consummated, constitute a Superior Proposal, and (y) such action is reasonably likely to be necessary in order for the directors to comply with their fiduciary duties under applicable Law (assuming Israeli Law follows Delaware Law on these matters), the Board of Directors of the Company may (A) make a Company Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 7.01(e) (and pay the Company Termination Fee due in connection with such termination), or (ii) an Intervening Event has occurred and the Board of Directors of the Company, acting upon the recommendation of the Committee, concludes in good faith, after consultation with its financial advisor and outside legal counsel, that (x) such Intervening Event materially adversely affects the advisability of this Agreement and the Merger to the Company from a financial point of view and (y) such action is reasonably likely to be necessary in order for the directors to comply with their fiduciary duties under applicable Law (assuming Israeli Law follows Delaware Law on these matters), the Board of Directors of the Company may make a Company Adverse Recommendation Change; provided, that the Board of Directors of the Company shall not be entitled to make a Company Adverse Recommendation Change pursuant to this Section 5.02(c) or terminate this Agreement pursuant to Section 7.01(e) unless it has first (1) caused the Company to provide Parent at least four (4) Business Days’ prior written notice advising Parent that it intends to take such action (a “Notice of Superior Proposal / Intervening Event”), which notice shall (I) state that the Company has received a Superior Proposal or an Intervening Event has occurred, (II) specify the material terms and conditions of such Superior Proposal, or the material facts and circumstances (based on information reasonably available) related to such Intervening Event, (III) in the case of a Superior Proposal, identify the Person making such Superior Proposal, to the extent not previously identified and (IV) in the case of a Superior Proposal, enclose the most recent draft of any agreements intended to be entered into with the Person making or providing such Superior Proposal (or any Affiliate of such Person), (2) caused the Company and its Representatives to negotiate, to the extent Parent so wishes to negotiate, during such four (4) Business Day period following delivery of the Notice of Superior Proposal / Intervening Event in good faith with Parent concerning any revisions to the terms of this Agreement that Parent proposes in response to such Superior Proposal or Intervening Event and (3) after complying with clauses (1) and (2) of this Section 5.02(c), determined that, in the case of a Superior Proposal, such Acquisition Proposal continues to constitute a Superior Proposal, and in the case of an Intervening Event, such Intervening Event continues to materially adversely affect the advisability of this Agreement and the Merger to the Company from a financial point of view, in each case after giving due consideration to any changes proposed to be made to this Agreement by Parent in writing. Any material modification to any Acquisition Proposal will be deemed to be a new occurrence for purposes of this Section 5.02(c) except that the advance written notice obligation set forth in this Section 5.02(c) shall be reduced to two Business Days.

(d)          Nothing contained in this Section 5.02 shall prohibit the Company or the Board of Directors of the Company from complying with its disclosure obligations under applicable Law regarding an Acquisition Proposal, including (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that neither the Company nor the Board of Directors of the Company may effect a Company Adverse Recommendation Change except in compliance with this Section 5.02.

(e)          The Company shall, and shall cause its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or proposal that could reasonably be expected to lead to an Acquisition Proposal.  From and after the execution of this Agreement, the Company shall promptly end all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, and request the prompt return or destruction of all Confidential Information concerning the Company and any of its Subsidiaries.  The Company will promptly terminate all physical and electronic data access previously granted to such Persons, in each case relating to or in connection with any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal.

(f)           From the execution of this Agreement until the earlier to occur of (x) the date of the termination of this Agreement in accordance with its terms and (y) the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Board of Directors of the Company, acting upon the recommendation of the Committee, concludes in good faith, after consultation with its financial advisor and outside legal counsel, such action is reasonably likely to be necessary in order for the directors to comply with their fiduciary duties under applicable Law (assuming Israeli Law follows Delaware Law on these matters).  Except as previously disclosed orally, the Company represents and warrants that it has not taken any action that would be prohibited by this Section 5.02(f) during the sixty (60) days prior to the date of this Agreement.

(g)          For purposes of this Agreement:

 (i)          “Acquisition Proposal” means any proposal, inquiry or offer with respect to (A) a merger, consolidation, dissolution, liquidation, recapitalization, reorganization, spin-off, share exchange, or other business combination, tender offer, exchange offer or any transaction involving the purchase or acquisition of 20% or more of the shares of Company Stock, including as a result of a primary issuance of Company Stock, or (B) a direct or indirect purchase or acquisition of 20% or more of the consolidated net revenues, net income or total assets of the Company and its Subsidiaries, taken as a whole (other than any such proposal or offer made by Parent, Merger Sub or any of their Affiliates).

 (ii)          “Superior Proposal” means any bona fide Acquisition Proposal not solicited in violation of this Agreement made after the date of this Agreement that did not arise from or in connection with a breach of the obligations set forth in this Section 5.02 which the Board of Directors of the Company, acting upon the recommendation of the Committee, concludes in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all financial, legal, regulatory and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal and the likelihood of the proposal being consummated in accordance with its terms, (A) would, if consummated, be more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement and (B) is reasonably likely to be completed in accordance with its terms (provided that for the purpose of this definition, references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

Section 5.03.          Preparation of Proxy Statement; Shareholders Meeting.

(a)          On the earlier of (i) three (3) Business Days after a Permitted Assignment has occurred and a written notice of consummation of a Permitted Assignment has been provided to the Company pursuant to Section 8.05 hereof, (ii) three (3) Business Days after Parent has notified the Company in writing that it will not exercise its right to make a Permitted Assignment or (iii) three (3) Business Days after the expiration of the Assignment Period, the Company shall prepare and cause to be filed with the SEC in preliminary form the Proxy Statement; provided that in no event shall the Company be required to file the preliminary Proxy Statement prior to the twelfth (12th) Business Day after the date of this Agreement.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  The Company shall use its commercially reasonable efforts (with the assistance of Parent) to (i) respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement, including filing any amendments or supplements to the Proxy Statement as may be required, (ii) have the Proxy Statement cleared by SEC as soon as reasonably practicable after such filing and (iii) cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable thereafter.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response (and the Company shall give good faith consideration to including any such reasonable comments in the Proxy Statement (or any supplement or amendment thereto) or response letter) to the extent permitted by Law.

(b)          Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto.  Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Shareholders Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c)          In accordance with the Company’s Organizational Documents, the Company shall, as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, (i) establish a record date for and give notice of a meeting of its shareholders, for the purpose of voting for the approval of this Agreement (the “Shareholders Meeting”) and (ii) duly call, convene and hold the Shareholders Meeting, all in compliance with the applicable provisions of the ICL; provided, that the Company may, and at the request of Parent in the circumstances set forth in following clauses (B) through (D) shall, for up to thirty (30) days (but in any event no later than fifteen (15) Business Days prior to the End Date), postpone or adjourn the Shareholders Meeting only (A) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for the absence of a quorum, (C) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval or (D) as required by Law.  If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act, Exchange Act or ICL, should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent.  Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall cause all documents that the Company is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Exchange Act and ICL and, as applicable, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)          Unless there has occurred a Company Adverse Recommendation Change in accordance with Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation with respect to the approval of this Agreement, and the Company shall include the Company Board Recommendation in the Proxy Statement and use its commercially reasonable efforts to solicit proxies in favor of the Company Shareholder Approval.

(e)          In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the shares of Company Stock so voted.  At the Shareholders Meeting, Parent and Merger Sub shall cause any shares of Company Stock owned by them and their Affiliates to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

Section 5.04.          Access to Information; Confidentiality.  From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company shall (a) provide Parent and its Representatives reasonable access at reasonable times, and upon reasonable notice to the Company, consistent with applicable Law, to the officers and employees, books and records and properties of the Company and its Subsidiaries, including any information reasonably necessary to help Parent analyze and coordinate post-closing tax planning, and (b) reasonably provide any financial and operating data and other information regarding the assets, properties or business of the Company and its Subsidiaries as Parent may from time to time reasonably request; provided, that (i) such access or information requests do not unreasonably interfere with the operation of the Company’s and its Subsidiaries’ business and shall be subject to their respective reasonable security measures and insurance requirements, (ii) Parent and its Representatives shall not contact or otherwise communicate with the customers or suppliers of the Company and its Subsidiaries (other than contact or other communications with such customers or suppliers by Parent or its Representatives in the ordinary course of business and not related to the transactions contemplated by this Agreement) unless, in each instance, approved in writing in advance by the Company, (iii) such access shall not require the Company or its Subsidiaries to allow any environmental testing or sampling and (iv) for the avoidance of doubt, nothing herein shall require the Company or its Subsidiaries to furnish to Parent or its Representatives, or provide Parent or its Representatives with access to, information that outside legal counsel for the Company reasonably determines would (A) give rise to Antitrust Law issues, (B) reasonably be expected to result in the loss of any attorney-client or other legal privilege or (C) not be permitted to be provided to Parent or its Representatives under the terms of any Contract (provided, that, the Company shall have used commercially reasonable best efforts (without payment of any consideration, fees or expenses) to obtain the consent of any third party to such Contract).  Parent acknowledges that the information and access provided pursuant to this Section 5.04 shall be subject to the terms and conditions of the Confidentiality and Non-Disclosure Agreement, dated May 19, 2017, by and between the Company and B. Riley Principal Investments, LLC (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms and shall survive any termination of this Agreement; provided that Section 6 of the Confidentiality Agreement shall terminate as of the date of this Agreement.  No investigation pursuant to this Section 5.04 or information provided or received by any Party pursuant to this Agreement will affect or modify any of the representations or warranties of the Parties contained in this Agreement.

Section 5.05.          Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each Party shall, and shall cause their respective Affiliates to, use their reasonable best efforts to, as promptly as practicable, (i) consummate the Merger and the other transactions contemplated by this Agreement, (ii) obtain from any third party and/or any Governmental Authority any consent, approval, authorization, waiver or order required to be obtained or made by any Party or any of their respective Affiliates and avoid any Action by any Governmental Authority, in each case in connection with the Merger and to fulfill the conditions to the transactions contemplated by this Agreement, and (iii) make all necessary filings with, and thereafter make any other required submissions to, any Governmental Authority with respect to this Agreement required under applicable Law, including the HSR Act, the Communications Act and any applicable state communications laws, in each case in connection with the Merger and to fulfill the conditions to the transactions contemplated by this Agreement.  Upon the terms and subject to the conditions of this Agreement, Parent and the Company shall, and shall cause their respective Affiliates to, cooperate with each other in connection with obtaining all such consents, approvals, authorizations, waivers or orders and the making of all such filings.  Subject to Section 5.04 above and the terms of the Confidentiality Agreement, Parent and the Company shall, and shall cause their respective Affiliates to, promptly furnish to outside counsel for each other Party all information reasonably required for any application or other filing to be made by the other with any Governmental Authority in connection with the transactions contemplated by this Agreement.

(b)          Except as otherwise agreed in writing by the Parties, Parent and the Company shall, and shall cause their respective Affiliates, together with any Ultimate Parent Entities (as defined under the HSR Act) of the Affiliates, to, (i) make any required filing of a Notification and Report Form with the FTC and the Antitrust Division of the DOJ pursuant to the HSR Act with respect to the transactions contemplated hereby within the earlier of (A) seven (7) Business Days after a Permitted Assignment has occurred and a written notice of consummation of a Permitted Assignment has been provided to the Company pursuant to Section 8.05, (B) three (3) Business Days after Parent has notified the Company in writing that it will not exercise its right to make a Permitted Assignment or (C) three (3) Business Days after the expiration of the Assignment Period, provided, however, that in no event shall the Company be required to file such Notification and Report Form prior to the tenth (10th) Business Day after the date of this Agreement, (ii) file any pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority that is required by any applicable Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline, (iii) file all applications required to be filed with the FCC within the earlier of (A) fourteen (14) calendar days after a Permitted Assignment has occurred and a written notice of consummation of a Permitted Assignment has been provided to the Company pursuant to Section 8.05, (B) three (3) Business Days after Parent has notified the Company in writing that it will not exercise its right to make a Permitted Assignment or (C) three (3) Business Days after the expiration of the Assignment Period, provided, however, that in no event shall the Company be required to file such applications prior to the thirtieth (30th) calendar day after the date of this Agreement, and (iv) file all notices and applications with State Regulators within the earlier of (A) fourteen (14) calendar days after a Permitted Assignment has occurred and a written notice of consummation of a Permitted Assignment has been provided to the Company pursuant to Section 8.05, (B) three (3) Business Days after Parent has notified the Company in writing that it will not exercise its right to make a Permitted Assignment or (C) three (3) Business Days after the expiration of the Assignment Period, provided, however, that in no event shall the Company be required to file such applications prior to the thirtieth (30th) calendar day after the date of this Agreement.  Each of Parent and the Company shall, or shall cause their respective Affiliates to, subject to the other terms and conditions of this Agreement, (A)  supply the other with any information that may be required in order to make such filings, (B) supply any additional information that may be required or requested by the FTC, the DOJ, the FCC or State Regulators in which any such notification filing is required to be made, and (C) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the Antitrust Laws as soon as practicable, and to obtain any required consents under any Antitrust Laws applicable to the Merger or approvals under the Communications Act or other state telecommunications law or requirement imposed by a State Regulator as soon as practicable, including by filing as promptly as reasonably practicable, all notifications, questionnaire responses, documents, and information required or advisable in order to obtain such expiration or termination of the applicable waiting periods or such required consents or approvals.

(c)          Parent and the Company shall each request early termination of the waiting period provided for in the HSR Act.  Parent and the Company shall, and shall cause their respective Affiliates to, coordinate and cooperate in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under the HSR Act as promptly as practicable and in any event before the End Date.  In connection with any investigation or other inquiry, Parent and the Company shall, and shall cause their respective Affiliates to, to the extent permitted by applicable Law or a Governmental Authority, (i) keep the other Party promptly informed of any communication received by such Party or any of its Affiliates from any Governmental Authority regarding any of the transactions contemplated hereby, and (ii) provide outside counsel for the other Party with a reasonable opportunity to (A) review in advance any proposed communication by such Party or its Affiliates with any Governmental Authority, (B) consult with the other Party prior to any meeting or conference with any Governmental Authority, and (C) attend and participate in such meetings or conferences.

(d)          Any material provided by one Party or its outside counsel to outside counsel for the other under this Section 5.05 in connection with the HSR Act process shall be considered “outside counsel only.”  Such material will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from an authorized officer of Parent or the Company, as the case may be, or its legal counsel.

(e)          In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.05, Parent and the Company shall, and shall cause their respective Affiliates to, use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, to resolve such objections, if any, as any Governmental Authority may assert under the HSR Act, the Communications Act or any state telecommunications laws with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment and avoid the institution of any Action under any such Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, in each case under the terms and subject to the conditions of this Agreement so as to enable the Merger to occur as promptly as possible and in any event before the End Date, including by (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or its Affiliates or the Company or its Subsidiaries, (ii) terminating existing, or creating new, relationships, contractual rights or obligations of Parent or its Affiliates or the Company or its Subsidiaries or (iii) effectuating any other change or restructuring of Parent or its Affiliates or the Company or its Subsidiaries or otherwise taking or committing to take any actions that limit the freedom of action of Parent or its Affiliates or the Company or its Subsidiaries with respect to, or ability to retain, one or more assets or businesses, to ensure that no Governmental Authority enters any Order or establishes any Law preliminarily or permanently restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement, or to ensure that no Governmental Authority with the authority to authorize or approve such consummation fails to do so as promptly as practicable and in any event before the End Date; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, no such remedy shall be (A) required unless contingent upon the occurrence of the Merger, (B) proposed, agreed to or effected by the Company or its Subsidiaries without the prior written consent of Parent (provided that Parent may compel the Company to agree to any such remedy to the extent such remedy is only effective after the Closing) or (C) required to be agreed to by Parent or its Affiliates if such remedy would, individually or in the aggregate with all such remedies, have or reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of (x) the Company and its Subsidiaries (taken as a whole) or (y) Parent and its Subsidiaries (taken as a whole, after giving effect to the Merger), but with respect to clause (y), such effect shall be measured on a scale relative to the Company and its Subsidiaries, taken as a whole (any remedy or condition that does not meet the standards in (A), (B) and (C), a “Burdensome Condition”).

(f)           Parent shall, and shall cause each of its Affiliates to, cooperate and use its respective commercially reasonable efforts to contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is threatened or in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement under the HSR Act, the Communications Act or any state telecommunications laws, including by pursuing all reasonable avenues of administrative and judicial appeal; provided, however, that such obligation to contest and resist any Action in no way limits the obligation of Parent to, and to cause its Affiliates to, take, or cause to be taken, all other actions and do, or cause to be done, all other things required by Section 5.05(e).

(g)          Parent shall not, and shall not permit any of its Affiliates to, enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect Parent’s ability to: (i) obtain any authorizations, approvals, clearances or consents of the FCC or State Regulators necessary to consummate the transactions contemplated by this Agreement or the termination or expiration of the applicable waiting period and all requisite clearances and approvals under the HSR Act as promptly as practicable and in any event before the End Date; and (ii) avoid the entry of, the commencement of any Action seeking the entry of, or effect the dissolution of, any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement under the HSR Act, the Communications Act or any state telecommunications laws.

(h)          Prior to the date of Closing, the Company will file with the ITA, in coordination with Parent, an application for a tax ruling (the “Option Tax Ruling”), and such filing shall not be made until the Company has provided a copy thereof to Parent and included therein all of the reasonable comments of Parent thereon.  The Option Tax Ruling may be subject to customary conditions regularly associated with such a ruling, including the limitations related to Section 102 of the Ordinance.  To the extent that prior to the Closing an interim tax ruling shall have been obtained (such ruling, the “Interim Option Tax Ruling”), then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.  Subject to the terms and conditions of this Agreement, the Parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable in order to obtain the Option Tax Ruling (and/or the Interim Option Tax Ruling, if applicable).

(i)           Prior to the date of Closing, the Company will file with the ITA an application for a ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Company Stock that are non−Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA), (A) exempts Parent, the Paying Agent, the Surviving Corporation and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Authority in Israel from any consideration payable or otherwise deliverable to such holders pursuant to this Agreement, or clarifies that no such obligation exists, or (B) clearly instructs Parent, the Paying Agent, the Surviving Corporation and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Stock from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Stock that are Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA) (x) exempts Parent, the Paying Agent, the Surviving Corporation and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Authority in Israel from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (y) clearly instructs Parent, the Paying Agent, the Surviving Corporation and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Stock from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (such ruling, as granted by the ITA, the “Withholding Tax Ruling”).  At any time prior to the Closing Date, upon the request of Parent, the Company shall promptly seek to obtain an interim tax ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) with respect to the matters described by this Section 5.05(i) and to the extent such interim ruling has been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

For the avoidance of doubt, and without limiting anything in this Section 5.05, the Company shall not have any obligations under this Section 5.05 with respect to or in connection with any consent, approval, authorization, waiver or order that is required to be obtained from any Governmental Authority solely as a result of Parent’s election to seek financing in connection with the Merger.

Section 5.06.          Indemnification, Exculpation and Insurance.

(a)          From and after the Effective Time, Parent shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, all past and present directors and officers of the Company and its Subsidiaries (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was at or prior to the Effective Time a director, officer, employee or fiduciary of the Company or any of its Subsidiaries or is or was at or prior to the Effective Time serving at the request of, or to represent the interest of, the Company or any of its Subsidiaries as a director, officer, partner, member, trustee, fiduciary, employee or agent of any other corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, including any charitable or not-for profit public service organization or trade association whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties in connection therewith (within 10 days of receipt by Parent or the Surviving Corporation from an Indemnified Party of a request therefor), in each case, to the fullest extent that the Company or the Subsidiary for which they were acting in such capacity would have been permitted to indemnify, defend, hold harmless or advance expenses under applicable Law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Surviving Corporation to provide broader indemnification rights or rights of advancement of expenses than such Law permitted the Surviving Corporation to provide prior to such amendment); provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification, (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) organizational documents for a period of seven years after the Effective Time, provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company, no less favorable than those contained in the Company’s Organizational Documents as of the date hereof and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing (not to be unreasonably withheld, conditioned or delayed), and cooperates in the defense of such proceeding or threatened Action.  Effective as of and from the Effective Time, the Surviving Corporation expressly assumes, and agrees to perform, the Company’s obligations under those certain Indemnification Agreements by and between the Company and those individuals listed in Section 5.06 of the Disclosure Schedule (collectively, the “Indemnification Agreements”) to the fullest extent permitted by Law, but in no event to any lesser extent than the Company would be required to perform them if the transactions contemplated hereby had not taken place.

(b)          In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.06.

(c)          Prior to the Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for, at no expense to the individual insureds thereunder, non-cancellable “tail” insurance policies with claims periods of at least seven years from and after the Effective Time from insurance carriers with the same or better claims-paying ability ratings as the Company’s insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies in place immediately prior to the Effective Time (collectively, “D&O Insurance”) for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby); provided, however, that the Company shall not pay, or the Surviving Corporation shall not be required to pay, as the case may be, for such “tail” extended reporting periods aggregate one-time premium costs in excess of the amount set forth in Section 5.06 of the Disclosure Schedule.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, for a period of at least seven years from and after the Effective Time, obtain and maintain in effect, at no expense to any Indemnified Party, policies of insurance for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current D&O Insurance carriers; provided, however, that the Surviving Corporation shall not be required to pay for such policies of insurance aggregate one-time premium costs in excess of the amount set forth in Section 5.06 of the Disclosure Schedule (the “Premium Cap”), in which case the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use commercially reasonable efforts to maintain in effect, at no expense to any Indemnified Party, for a period of at least seven years from the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, policies of insurance with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap.  Parent hereby acknowledges that under the Indemnification Agreements, the Company has certain obligations relating to the D&O Insurance coverage to be obtained pursuant to this Agreement, including this Section 5.06(c).  Parent further acknowledges and agrees that in the event of any inconsistency between the terms of this Agreement and the terms of any Indemnification Agreement, the terms of the Indemnification Agreement will prevail.

(d)          Any Indemnified Party wishing to claim indemnification under this Section 5.06, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party.

(e)          The provisions of this Section 5.06 are (i) intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

Section 5.07.          Public Announcements.  Except with respect to any public statement made in accordance with Section 5.02, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment and give due consideration to reasonable comment by the other Party upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law, including SEC rules and regulations, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties.  Each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent.

Section 5.08.          Section 16 Matters.  Prior to the Effective Time, the Company shall cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by this Agreement by each person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.09.          Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Global Select Market to enable the delisting by the Surviving Corporation of Company Stock from the NASDAQ Global Select Market and the deregistration of Company Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.10.          Takeover Laws.  If any Takeover Law is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and their respective boards of directors shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby, and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.11.          Shareholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any Action against the Company, any of its Subsidiaries or any of their respective directors or officers by any shareholder of the Company arising out of or relating to this Agreement or the transactions contemplated by this Agreement, including the Merger, and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.04, including regarding attorney-client privilege or other applicable legal privilege; provided, that, the Company shall control such defense, settlement or disclosure of information.  The Company shall not settle any litigation against the Company or its directors, executive officers or similar persons by any shareholder of the Company relating to this Agreement, the Merger, or the other transactions contemplated by this Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.12.          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.12(a) accordingly): (a) cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar on the form designated by the Companies Registrar for the purpose thereof, signed by an authorized director of each of Merger Sub and the Company (which signature shall be certified by an attorney at law), within three (3) days from the calling of the shareholders meetings in accordance with Section 317(a) of the ICL, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clause (e)(i) of this Section 5.12(a) but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL, and (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Israeli newspapers published in Hebrew, on the day that the Merger Proposal is submitted to the Companies Registrar, and (B) in a popular newspaper in New York within three (3) business days after the date on which the Merger Proposal is delivered to the Companies Registrar; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Principal Creditors” (as such term is defined in the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i)(A); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) (if any) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 5.12(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar, provided that such date is not earlier than thirty (30) days from the date of the shareholder meetings of each of the Company and Merger Sub and not earlier than fifty (50) days from the date on which the Merger Proposal was submitted to the Companies Registrar pursuant to the ICL.  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place.  For purposes of this Section 5.12(a), “business day” shall have the meaning set forth in the Israeli Companies Regulations (Merger), 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).  No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.13.          Status; Notifications.  Subject to applicable Law and as required by any Governmental Authority, each Party shall keep the other Parties apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other Parties with copies of notices or other communications received by the Party or any of its Affiliates from any third party and/or any Governmental Authority with respect to such transactions.  Each Party shall give prompt notice to the other Parties of any change, fact or condition that has had or would reasonably be expected to (a) have a Material Adverse Effect on the Company, (b) have a material adverse effect on Parent and/or Merger Sub or their ability to consummate the transactions contemplated hereby, or (c) in each case, otherwise cause the failure of any condition set forth in Article 6; provided that the terms and conditions of the Confidentiality Agreement shall apply to any information provided pursuant to this Section 5.13.

Section 5.14.          Financing Cooperation.

(a)          If, prior to the Closing, Parent elects to seek financing in connection with the Merger that does not require any approvals, orders, authorizations, or actions by or any registrations, declarations, or filings with any Governmental Authority, from and after the date that the Company receives written notice from Parent of such election until the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, the Company, at the sole expense of Parent, shall use its commercially reasonable efforts to provide and cause its Subsidiaries and Representatives to provide, all such reasonable cooperation as Parent may reasonably request in writing in connection with any financing efforts that Parent may undertake in connection with the Merger, including, as applicable, (a) upon reasonable advance written notice, assisting in the preparation for and participating in a reasonable number of meetings at mutually agreeable times and locations, (b) furnishing reasonably available financial and other information regarding the Company reasonably requested by Parent or the relevant financing sources to consummate such financing and customary to be included in marketing materials for such financing, (c) participating in drafting sessions, (d) assisting with the preparation of syndication documents and materials, including a bank confidential information memorandum, lender presentation, rating agency materials and presentations, and other customary marketing materials in connection with such financing, (e) providing information reasonably available as requested for the evaluation of assets included or that may be included in any borrowing base or covered by security interests, (f) assisting in the preparation of schedules to collateral agreements, (g) subject to any contractual agreement in effect, facilitating the providing of guarantees and the pledging of collateral for such financing, including, upon reasonable advance written notice at mutually agreeable times and, if applicable, locations, taking commercially reasonable actions necessary to permit the relevant financing sources to evaluate the Company’s and the Company Subsidiaries’ real property and personal property that would constitute collateral under such financing, solely for the purpose of establishing pledges over such assets to secure the obligations under the definitive documents for such financing, in each case which shall not be required to be delivered or effective until at or promptly following the Effective Time and (h) providing reasonable and customary assistance with the preparation of documents customarily required in connection with such financing (excluding, for the avoidance of doubt, any solvency certificates, which shall be the responsibility of Parent), providing all documentation and other information relating to the Company or any of its Subsidiaries required thereunder and any documentation or other information reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; provided, however, that the Company shall not: (x) prior to or as a result of the Merger, take on any debt or liabilities, or provide for the use of its cash or assets, which would be in excess of the Company’s distributable profits (as defined in the ICL), in connection with the financing of the Per Share Merger Consideration or other costs or fees to be paid by Parent hereunder, as such use would require court approval under ICL, or (y) be required to take any particular action that requires any approvals, orders, authorizations, or actions by or any registrations, declarations, or filings with any Governmental Authority (including in connection with any necessary court approvals in connection with any dividend of the Company’s existing cash); and provided further that (i) neither the Company, its Subsidiaries, nor any persons who are directors of the Company or any of its Subsidiaries shall be required to pass resolutions or consents to approve or authorize the execution of any agreements or instruments for such financing, (ii) no obligation of the Company or any of its Subsidiaries under any certificate or document will be effective until the Effective Time, (iii) none of the Company, its Subsidiaries or their respective Representatives shall be required to cooperate pursuant to this Section 5.14 in any manner that would unreasonably interfere with the ongoing operations of the Company or its Subsidiaries and (iv) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the foregoing prior to the Effective Time.  Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to cooperate in connection with any financing at such point that such financing would be reasonably likely to prevent or materially delay the consummation of the Merger.

(b)          Parent shall reimburse the Company for its reasonable out of pocket costs incurred by the Company in connection with this Section 5.14 and shall indemnify, defend and hold harmless the Company and its Subsidiaries and its and their Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties suffered or incurred by any of them in connection with any financing and any information used in connection therewith, except and solely to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Subsidiaries or its or their Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement.

(c)          Each of Parent and Merger Sub acknowledges and agrees that the Company, its Subsidiaries and their Representatives have no responsibility for any financing in connection with the transactions contemplated hereby.  Accordingly and notwithstanding anything in this Agreement to the contrary, the failure of the Company, its Subsidiaries and/or Representatives to provide the cooperation contemplated by this Section 5.14 shall not constitute grounds for (i) Parent or Merger Sub to refuse to consummate the Merger or to terminate this Agreement or (ii) give rise to the payment of the Company Termination Fee.

Section 5.15.          IIA Notice.  On the earlier of (a) three (3) Business Days after a Permitted Assignment has occurred and a written notice of consummation of a Permitted Assignment has been provided to the Company pursuant to Section 8.05, (b) three (3) Business Days after Parent has notified the Company in writing that it will not exercise its right to make a Permitted Assignment or (c) three (3) Business Days after the expiration of the Assignment Period, the Company shall prepare and cause to be filed with the IIA, the IIA Notice, provided, however, that in no event shall the Company be required to file such IIA Notice prior to the tenth (10th) Business Day after the date of this Agreement.

Section 5.16.          Intellectual Property Assignments.  Without limiting any right or recourse available to Parent with regard to any breach or inaccuracy of the Company’s representations or warranties set forth in this Agreement, to the extent the Company or any of its Subsidiaries has not, as of the date of this Agreement, obtained from any of its current employees or independent contractors, a written, valid and enforceable present assignment of all material Intellectual Property created or developed by such employee or independent contractor for or on behalf of the Company or any its Subsidiaries (as applicable), the Company and each of its Subsidiaries shall use commercially reasonable efforts to obtain such an assignment prior to the Closing Date.  On the Closing Date, the Company shall provide to Parent a list of all current employees and independent contractors who have not signed a written, valid and enforceable present assignment of all material Intellectual Property created or developed by such employee or independent contractor for or on behalf of the Company or any of its Subsidiaries.

ARTICLE 6
Conditions to the Merger

Section 6.01.          Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:

(a)          Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)          Termination of HSR Waiting Period.  All applicable waiting periods (including all extensions thereof) under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

(c)          No Injunctions, Orders or Restraints.  No Governmental Authority of competent jurisdiction, located in the United States, Israel or in another jurisdiction outside of the United States or Israel in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business activities, shall have enacted, entered or enforced any Order or Law which is in effect and restrains, prohibits, declares unlawful or enjoins the consummation of the Merger or the other transactions contemplated by this Agreement.

(d)          Merger Proposal.  At least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(e)          FCC; State Regulators.  All authorizations, approvals, clearances and consents of or filings with the FCC or any State Regulators required to be procured or made in connection with the Merger and the transactions contemplated by this Agreement, as set forth in Section 6.01(e) of the Disclosure Schedule, shall have been procured or made.

Section 6.02.          Conditions to the Obligations of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.02 (Authority), Section 3.04 (Capitalization) and Section 3.09(a) (No Material Adverse Effect), shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in case of Section 3.04 (Capitalization) for any de minimis inaccuracies, (ii) the representations and warranties of the Company contained in the first sentence of Section 3.01 (Standing and Corporate Power), Section 3.25 (Takeover Laws), Section 3.26 (Opinion of Financial Advisor) and Section 3.27 (No Brokers) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (iii) all other representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct (in each case without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iii), for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Performance of Obligations of the Company.  The Company shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by it under this Agreement at or prior to the Closing Date.

(c)          IIA.  The approval required to be obtained from the IIA of the IIA Notice shall have been granted prior to Closing.

(d)          Officer’s Certificate.  Parent shall have received a certificate at the Closing signed by an executive officer of the Company certifying as to the matters set forth in Section 6.02(a) and Section 6.02(b).

(e)          Governmental Consents.  All authorizations, approvals, clearances and consents, and all expirations or terminations of waiting periods (including any extensions thereof), in each case required to be obtained from a Governmental Authority in connection with the Merger and the transactions contemplated by this Agreement shall have been obtained or shall have occurred, in each case without the imposition of a Burdensome Condition, except for any authorizations, approvals, clearances and consents of any Governmental Authority that are required solely as a result of Parent’s election to seek financing in connection with the Merger.

(f)           Tax Returns.  The Company or its Subsidiaries shall have filed all income Tax Returns set forth in Section 6.02(f) of the Disclosure Schedule.

Section 6.03.          Conditions to the Obligations of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company on or prior to the Closing Date of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct (without giving effect to any qualifications or limitations as to materiality or material adverse effect set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the other transactions contemplated hereby or the performance by Parent or Merger Sub of its obligations hereunder.

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by it under this Agreement at or prior to the Closing Date.

(c)          Payments.  Parent shall have transferred the entire aggregate amount of (i) the Per Share Merger Consideration payable in consideration for conversion of Company Stock (other than Excluded Shares) pursuant to Section 2.07(c) to the Paying Agent, (ii) the Option Payments pursuant to Section 2.07(d)(i), and (iii) the Restricted Share Payments pursuant to Section 2.07(d)(ii).

(d)          IIA.  Parent shall have executed an undertaking in customary form in favor of the IIA to comply with the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984.

(e)          Officer’s Certificate.  The Company shall have received at the Closing a certificate signed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 6.03(a) and Section 6.03(b).

ARTICLE 7
Termination

Section 7.01.          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as otherwise expressly noted), as follows:

(a)          by mutual written consent of the Company and Parent;

(b)          by either Parent or the Company, upon written notice to the other Party:

  (i)          if the Merger shall not have been consummated on or before August 9, 2018 (as such date may be extended subject to the immediately succeeding proviso, the “End Date”), provided that if the condition to closing set forth in Section 6.01(e), solely in respect of the approval by or in connection with U.S. executive branch agencies that review FCC applications for national security and other issues, including the U.S. Department of Justice, Federal Bureau of Investigation, Department of Homeland Security, and National Security Agency, has not been satisfied or waived on or prior to such date, but all other conditions to Closing set forth in Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the End Date shall automatically be extended to November 9, 2018, and provided further, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any Party whose breach or failure to perform or comply with any obligation under this Agreement resulted in or was a proximate cause of the failure of the Merger to be consummated on or before the End Date;

  (ii)          if any Governmental Authority of competent jurisdiction, located in the United States, Israel or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business activities, shall have enacted, entered or enforced any Order or Law permanently enjoining, restraining, prohibiting or making illegal the consummation of the Merger, which Order or Law shall have become final and non-appealable; provided, however, that (A) the Party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have complied with its obligation in Section 5.05, including, with respect to Parent, using its commercially reasonable efforts to remove such Order in accordance with Section 5.05(f) and using its reasonable best efforts as set forth in Section 5.05(e), and (B) the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any Party whose breach or failure to perform or comply with any obligation under this Agreement resulted in or was a proximate cause of the issuance of such Order or Law; or

  (iii)          if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)          by Parent, upon written notice to the Company, if there has been any violation or breach by the Company of any covenant, representation or warranty contained in this Agreement (other than Section 5.14), which has prevented or would prevent the satisfaction of any condition to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 6.01 or Section 6.02 and (i) such violation or breach has not been expressly waived by Parent in writing, (ii) Parent has provided written notice to the Company of such violation or breach and its intent to terminate this Agreement pursuant to this Section 7.01(c) and (iii) such violation or breach is not capable of being cured by the End Date or, to the extent so curable, has not been cured by the Company within the earlier of (A) thirty (30) days after receiving such written notice thereof from Parent, or (B) three Business Days prior the End Date; provided, however, Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.01(c) if there has been a violation or breach by Parent or Merger Sub which has prevented or would prevent satisfaction of any condition to the obligation of the Company to effect the Merger set forth in Section 6.01 or Section 6.03;

(d)          by the Company, upon written notice to Parent, if there has been any violation or breach by Parent or Merger Sub of any covenant, representation or warranty contained in this Agreement, which has prevented or would prevent the satisfaction of any condition to the obligation of the Company to effect the Merger set forth in Section 6.01 or Section 6.03 and (i) such violation or breach has not been expressly waived by the Company in writing, (ii) the Company has provided written notice to Parent of such violation or breach and its intent to terminate this Agreement pursuant to this Section 7.01(d) and (iii) such violation or breach is not capable of being cured by the End Date or, to the extent so curable, has not been cured by Parent and Merger Sub within the earlier of (A) thirty (30) days after receiving such written notice thereof from the Company, or (B) three Business Days prior to the End Date; provided, however, the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.01(d) if there has been a violation or breach by the Company which has prevented or would prevent satisfaction of any condition to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 6.01 or Section 6.02;

(e)          by the Company, upon written notice to Parent, prior to the time at which the Company Shareholder Approval has been obtained, to the extent permitted by and in accordance with the terms and conditions of Section 5.02 in response to a Superior Proposal that was not solicited in material violation of this Agreement, in order to enter into a definitive Alternative Acquisition Agreement with respect to an Acquisition Proposal that the Board of Directors of the Company has concluded constitutes a Superior Proposal in accordance with Section 5.02; provided, that the Company prior to or concurrently with such termination, pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.03(b); or

(f)           by Parent, upon written notice to the Company, in the event that (i) the Board of Directors of the Company shall have effected a Company Adverse Recommendation Change, or (ii) at any time following receipt of an Acquisition Proposal, the Board of Directors of the Company failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so from Parent.

Section 7.02.          Effect of Termination.  In the event that this Agreement is validly terminated pursuant to Section 7.01, and written notice thereof shall be given by the terminating Party to the other Party identified in Section 7.01, specifying the provisions hereof pursuant to which such termination is made and the basis therefor, and this Agreement shall forthwith become null and void and of no effect without liability or obligation on the part of any Party (or any Affiliate of such Party and such Party’s and its Affiliates’ respective directors, officers, members, managers, employees, agents or representatives), except that no such termination shall relieve any Party from any liabilities or damages resulting from any willful and material breach of this Agreement prior to or in connection with such termination or from any obligation to pay the Company Termination Fee pursuant to Section 7.03(b) or Section 7.03(c); provided, however, that the provisions of Article 1, Parent’s reimbursement obligations pursuant to Section 5.14, this Section 7.02, Section 7.03 and Article 8 and the Confidentiality Agreement shall each survive the termination of this Agreement, as applicable, in accordance with their respective terms.  For the avoidance of doubt, and without limiting the foregoing, any failure of Parent to effect the Merger and to make the payments contemplated by Section 2.08(a) following the satisfaction or (to the extent permitted by Law) waiver of the conditions to the Closing set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at such time) shall be a willful and material breach of this Agreement by Parent.

Section 7.03.          Fees and Expenses.

(a)          Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated, it being understood and agreed that Parent shall be solely responsible for payment of any and all filing fees payable under the HSR Act.

(b)          In the event that this Agreement is terminated (1) by Parent pursuant to Section 7.01(f) (Change of Recommendation) or (2) by the Company pursuant to Section 7.01(e) (Superior Proposal), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee (i) on or before the third Business Day following the date of such termination (in the case of a termination other than pursuant to Section 7.01(e) (Superior Proposal)) or (ii) prior to or concurrently with such termination (in the case of termination by the Company pursuant to Section 7.01(e) (Superior Proposal)), by wire transfer of immediately available U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent.

(c)          In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (End Date), by the Company or Parent pursuant to Section 7.01(b)(iii) (Company Shareholder Approval) or by Parent pursuant to Section 7.01(c) (Company Breach), and, in any such case, (i) at any time after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or its shareholders or shall have been publicly announced and such Acquisition Proposal shall not have been publicly withdrawn on a bona fide basis without qualification (1) at least thirty (30) Business Days prior to a termination pursuant to Section 7.01(b)(i) (End Date), or (2) at least ten (10) Business Days prior to the Shareholders Meeting in connection with a termination pursuant to Section 7.01(b)(iii) (Company Shareholder Approval) and (ii) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal that is thereafter consummated, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal that is thereafter consummated, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee prior to or concurrently with entry into, or if not pursuant to an agreement, recommendation or consummation of, such Acquisition Proposal by wire transfer of immediately available U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent.  For purposes of only subclause (ii) of this Section 7.03(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.02(g)(i), except that the references to “20%” shall be deemed to be references to “50%”.

(d)          Each of the Parties acknowledges and agrees that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement.  Accordingly, if the Company fails to promptly pay the Company Termination Fee in accordance with Section 7.03(b) or Section 7.03(c) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Company Termination Fee (or any portion thereof), then the Company shall pay, or cause to be paid, to Parent its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the Company Termination Fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment plus two percent (2%).  The Company Termination Fee is non-refundable and shall not be set off by or credited against any other payment.

(e)          Upon termination of this Agreement in accordance with its terms, Parent’s right, if any, to receive the Company Termination Fee pursuant to Section 7.03(b) or Section 7.03(c), and the amounts described in Section 7.03(d), shall be the sole and exclusive remedy of Parent and Merger Sub and their respective Affiliates against the Company and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such Company Termination Fee and any applicable amount described in Section 7.03(d), none of the Company or any of its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement; provided that, nothing in this Section 7.03(e) shall relieve any Party from any liabilities or damages resulting from any willful and material breach of this Agreement prior to or in connection with such termination.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company be required to pay the Company Termination Fee more than once.

Section 7.04.          Amendment.  This Agreement may be amended by the Parties at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval; provided, however, that (a) any such amendment shall be in a writing specifically designated as an amendment hereto and signed on behalf of each of the Parties, (b) after the Company Shareholder Approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the shareholders of the Company without such further approval, and (c) no amendment shall be made to this Agreement after the Effective Time.

Section 7.05.          Extension; Waiver.  At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein; provided, however, that after receipt of the Company Shareholder Approval, no waiver may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval.  No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege.  No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the Parties.  No waiver of any provision of this Agreement shall be effective except by written instrument executed by the Party against whom the waiver is to be effective.  No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

ARTICLE 8
General Provisions

Section 8.01.          No Survival.  Each of the Parties, intending to modify any applicable statute of limitations, agree that (a) all of the representations and warranties in this Agreement and in any certificate or other instrument delivered pursuant hereto shall terminate effective as of the Effective Time and shall not survive the Effective Time for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates, or any of their respective directors, officers, members, managers, employees, agents or representatives, in respect thereof, (b) after the Effective Time, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates, or any of their respective directors, officers, members, managers, employees, agents or representatives, in respect of any covenants or agreements that, by their terms, contemplate performance at or prior to the Effective Time, and (c) covenants or agreements that, by their terms, contemplate performance following the Effective Time shall survive the Effective Time for the period set forth therein or until fully performed.

Section 8.02.          Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) one (1) Business Day after deposit with Federal Express or similar overnight courier service for delivery the next Business Day, (c) upon written confirmation of receipt if delivered by facsimile or email transmission (with a copy sent by overnight prepared courier service for delivery the next Business Day) or (d) three (3) Business Days after being mailed by first class mail, return receipt requested.  Notices, demands and other communications to the Parties shall, unless another address is specified in writing, be sent to the addresses indicated below:

(a)           if to Parent or Merger Sub, to:

B. Riley Financial, Inc.
21860 Burbank Boulevard, Suite 300 South
Woodland Hills, California 91367
 Attention: Alan N. Forman
Email: aforman@brileyfin.com
 Facsimile: (818) 746-9170

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
 Attention: Patrick S. Brown, Esq.
Email: brownp@sullcrom.com
 Facsimile: (310) 712-8800

and with a copy (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 607 4444
Fax:  +972 3 607 4422
Attn:  Richard J. Mann, Adv.; Yoav Friedman, Adv.
 Email: Rick@gkh-law.com; Yoavf@gkh-law.com

(b)           if to the Company, to:

magicJack VocalTec Ltd.
560 Village Blvd, Suite 120
West Palm Beach, FL 33409
 Attention: Don Carlos Bell III
Email: don.carlos.bell@magicjack.com
 Facsimile: (516) 514-9441

with a copy (which shall not constitute notice) to:

Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
Attention:          Tara Newell, Esq.
Email:          Tara.Newell@bryancave.com
Facsimile: (212) 261-9884

 and with a copy (which shall not constitute notice) to:

Yigal Arnon &Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 608 7777
Fax:  +972 3 6087 7714
Attn:  David H. Schapiro, Adv.; Eliran Furman, Adv.
 Email: davids@arnon.co.il; eliranf@arnon.co.il

Section 8.03.          Entire Agreement.  This Agreement (including the documents and the instruments referred to herein) contains the entire understanding of the Parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter, other than the Confidentiality Agreement.

Section 8.04.          Disclosure Schedule.  The Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, except and solely to the extent that a representation or warranty set forth in Article 3 of this Agreement specifically states that a correct and complete list of a particular item is set forth on a particular section of the Disclosure Schedule.  The fact that any item or other information is disclosed in the Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  Inclusion of any item or other matter in the Disclosure Schedule shall not be construed as an admission or indication that such item or other matter is or is not material, that such item has had or would reasonably be expected to have a Material Adverse Effect or that such item will in fact exceed any applicable threshold limitation set forth in this Agreement.  Headings in the Disclosure Schedule are inserted for reference purposes and for convenience of the reader only, and shall not affect the interpretation thereof or of this Agreement.  The information contained in this Agreement and in the Disclosure Schedule and all exhibits hereto is disclosed solely for purposes of this Agreement, and nothing contained herein or therein shall be deemed to be an admission by the Company, or following the Merger the Surviving Corporation, to any Person of any matter whatsoever (including any violation of Law, breach of contract, or any other liability or responsibility in connection with any pending, threatened, or future matter or proceeding) or a waiver by the Company, or following the Merger the Surviving Corporation, of any rights or remedies against any Person.

                Section 8.05.          Binding Effect; Assignment.  The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and assigns.  Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by any Party without the prior written consent of the other Parties.  Within thirty (30) calendar days from the date hereof (the “Assignment Period”), Parent may assign any and all of its rights under this Agreement to any Affiliate of Parent, including (A) the Person identified to the Company by Parent in writing concurrently with the execution of this Agreement, or (B) any private investment fund managed by a wholly-owned direct or indirect Subsidiary of Parent (such assignee, the “Proposed Assignee”), provided that all of the following conditions are satisfied (the “Permitted Assignment”): (a) the Company’s board of directors determines that, considering the anticipated change in the financial position of the merging companies upon effectiveness of the Permitted Assignment, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Surviving Corporation to its creditors; (b) the proposed assignment would not reasonably be expected to materially delay or significantly increase the risk of not obtaining the expiration or termination of applicable waiting periods under the HSR Act (or any extensions thereof), significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger, or significantly increase the risk of not being able to remove any such order on appeal or otherwise; (c) the Proposed Assignee is an entity organized under the Laws of any state of the United States; (d) the Proposed Assignee consents in writing to assume all obligations of Parent under this Agreement; (e) the Proposed Assignee affirms in writing that all representations and warranties made in this Agreement with respect to Parent as of the date of this Agreement shall be deemed representations and warranties made with respect to the Proposed Assignee as of the date of such assignment (other than (i) Section 3.01, to the extent Proposed Assignee’s state of organization is different from that of Parent, and (ii) Section 4.07); (f) Merger Sub, which upon the Permitted Assignment becoming effective shall be a wholly owned direct or indirect Subsidiary of the Proposed Assignee, re-affirms in writing that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to Merger Sub as of the date of such assignment; (g) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement; and (h) Parent delivers to the Company a written notice of consummation of the Permitted Assignment, together with the true, correct and complete assignment documents containing evidence that the conditions to the Permitted Assignment set forth in clauses (c), (d), (e), (f) and (g) of this Section 8.05 have been satisfied.  Parent shall promptly notify the Company in writing in the event Parent has determined that it will not exercise its right to make a Permitted Assignment.  Any purported assignment in violation of this Agreement is null and void ab initio.

                Section 8.06.          Guaranty of Obligations.  Parent acknowledges and agrees that a Permitted Assignment shall not (a) relieve Parent or Merger Sub of their obligations under this Agreement, (b) enlarge, alter or change any obligation of the Company under this Agreement, or (c) impede the rights of the Company shareholders under this Agreement.  Subject to the terms and conditions of this Agreement, Parent hereby guarantees all obligations of the Proposed Assignee under this Agreement in the event of a Permitted Assignment, including, without limitation, providing the funds to satisfy the condition to the Company’s obligations to effect the Merger set forth in Section 6.03(c) in the event that the Company brings an action in equity pursuant to Section 8.11 to enforce the provisions of this Agreement against the Proposed Assignee.

Section 8.07.          No Third Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended to confer any legal or equitable rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that the Parties specifically acknowledge and agree that after the Effective Time, (a) Section 5.06 shall be enforceable by each Indemnified Party and his or her heirs and (b) each holder of Company Stock shall be entitled to enforce the provisions contained in the first sentence of Section 2.07(d)(iii) and in Section 2.08(c) solely to the extent necessary to receive the consideration to which such holder is entitled pursuant thereto.

Section 8.08.          Governing Law.  This Agreement and its enforcement will be governed by, and interpreted in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL shall be governed by the ICL.

Section 8.09.          Consent to Jurisdiction.  Each Party hereby submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof (the “Delaware Courts”), for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof.  Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court.  Each of the Parties irrevocably and unconditionally waives and agrees not to plead or argue in any such court (a) that it is not personally subject to the jurisdiction of the Delaware Courts for any reason other than the failure to serve process in accordance with applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Delaware Courts or from any legal process commenced in the Delaware Courts (including but not limited to service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in the Delaware Courts is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by the Delaware Courts.

Section 8.10.          Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.11.          Specific Performance.  The Parties agree that irreparable harm would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.  In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law.  The Parties further agree that (a) by seeking any remedy provided for in this Section 8.11, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, including monetary damages, and (b) nothing contained in this Section 8.11 shall require any Party to institute any action for (or limit such Party’s right to institute any action for) specific performance under this Section 8.11 before exercising any other right under this Agreement nor shall the commencement of any action pursuant to this Section 8.11 or anything in this Section 8.11 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 7.01 or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 8.12.          Severability.  If any provisions of this Agreement, or the application thereof to any Person or circumstance, is invalid or unenforceable in any jurisdiction, then (a) a substitute and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable in such jurisdiction, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability of such provision affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.13.          Counterparts.  This Agreement may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

B. RILEY FINANCIAL, INC.

By: /s/ Bryant Riley
Name:  Bryant Riley
Title: Chairman & CEO

B. R. ACQUISITION LTD.

By: /s/ Kenneth M. Young
Name: Kenneth M. Young
Title: CEO

MAGICJACK VOCALTEC LTD.

By: /s/ Don Carlos Bell, III
Name: Don Carlos Bell, III
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Articles of the Surviving Corporation

ARTICLES OF ASSOCIATION

Of

MAGICJACK VOCALTEC LTD.

מג'יקג'ק ווקלטק בע"מ

(the “Company”)

1.          Private Company – The Company is a private company, as defined by the Israeli Companies Law (the “Companies Law”).

2.          Donations – The Company may donate a reasonable amount to a worthy cause, even if such donation does not stem from commercial considerations.

3.          Company’s Purpose – The purpose of the Company is to engage in any lawful business.

4.          Limitation of Liability – The liability of the shareholders of the Company is limited to payment in full, by each shareholder, of the nominal value of such shareholder’s shares only.

5.          Share Capital – The authorized share capital of the Company consists of one hundred million (100,000,000) Ordinary Shares, no par value. Section 290(a) of the Companies Law shall not apply to the Company.

6.          Issuance of Shares and Other Securities

6.1	Public Offering – The Company shall not offer to the public any securities or debentures.

6.2
The Number of Company Shareholders – The number of shareholders in the Company shall not exceed 50 shareholders, excluding Company employees and former Company’s employees that were issued shares during their employment and continue to hold shares after their employment has terminated. Two or more persons which jointly hold one or more shares of the Company shall be deemed as a single shareholder.

6.3
Redeemable Securities – The Company’s board of directors, in its discretion, may issue redeemable securities, bearing such rights and subject to such conditions, as determined by the board of directors.

6.4
Forfeiture – The board of directors of the Company may cause the forfeiture of a share issued by the Company if the consideration for such share was not received, in part or in whole, in accordance with the terms of the issuance of such share.

7.          Transfer of Company Shares – The Company’s shares may not be transferred or assigned without the approval of the board of directors. The board of directors shall not oppose a transfer of shares other than on reasonable grounds. A transfer or assignment of shares shall not be registered unless a written notice of such transfer or assignment was submitted to the Company, in a form to be determined by the board of directors.

8.          Bearer Share Certificate – The Company shall not issue bearer share certificates granting the bearer rights in the shares specified in the certificates.

9.          Shareholder Meetings

9.1	The Company may choose not to convene an annual meeting, unless such a meeting is required in order to appoint an auditor.

9.2
The Company is not required to attach financial statements to a notice of its annual meeting. However, the Company shall make its financial statements available at its registered office during normal working hours, or at another time or location if so noted in the notice of its annual meeting.

9.3
The general meeting may assume the authority of another organ as well as to assign authorities of the chief executive officer to the board of directors for the purpose of a certain matter or period of time.

9.4	If there is no quorum for a general meeting, such meeting shall be postponed by one business day.

9.5
Any resolution adopted in writing, signed by all of the shareholders of the Company at the date of the resolution, shall be deemed to be in full force for any matter or purpose, and shall be considered as a resolution adopted by the general meeting of the Company which has been invited and convened properly for the purpose of such decision.

10.	Board of Directors

10.1
The number of the Company directors shall not be less than one (1), and not more than five (5), unless otherwise resolved by the general meeting. If the board of directors has only one director, the provisions of these Articles of Association that relate to a board of directors with two directors or more shall be deemed amended accordingly.

10.2	Appointment of directors – The Company’s directors shall be appointed by a resolution of the general meeting.

10.3	Validity of appointment – The appointed directors shall assume their position as aforesaid in Section 10.2, as applicable, unless a later date shall be determined by the resolution.

10.4
Alternate Director – A director may, from time to time appoint himself an alternate director, dismiss this alternate director, and appoint a new alternate director in the place of an alternate director who has stepped down from his position for any reason, whether for a certain meeting or on a permanent basis.  A director may appoint as an alternate director a person which currently serves as a director or as an alternate director.

10.5
Any resolution adopted in writing, signed by all of the Company’s directors at the date of the resolution, which are entitled to participate and vote with respect to the subject matter of the resolution, shall be deemed to be in full force for any matter or purpose, and shall be considered as a resolution adopted by a meeting of the board of directors which was convened properly for the purpose of such decision.

11.        Appointment of Company Officers and Other Executives

The Company’s general manager (or CEO), to the extent appointed, shall appoint and dismiss officers of the Company, excluding directors and a general manager, and shall determine their terms of employment, unless otherwise determined by the board of directors.

The board of directors may elect to appoint and dismiss persons in other positions in the Company, in its discretion, both generally and in specific circumstances.  In such case, the board of directors shall appoint the functionary, define, and determine his title, powers, salary, and other terms of engagement.

12.        Auditor

12.1	In accordance with the provisions of the Companies Law, the general meeting may appoint an auditor for a period exceeding one year, as determined by the general meeting.

12.2
The board of directors shall determine the salary of the Company’s auditor for its activities related to the audit of the Company as well as the salary for other services which are non-audit services, unless otherwise determined by the general meeting of the Company.

13.	Insurance

The Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its office holders with respect to an obligation imposed on such office holder due to an act performed by the office holder in the office holder’s capacity as an office holder of the Company arising from any of the following:

13.1	a breach of duty of care to the Company or to any other person;

13.2
a breach of the duty of loyalty to the Company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not harm the interests of the Company;

13.3	a financial liability imposed on such office holder in favor of any other person; and

13.4	any other liability insurable under the Companies Law.

14.	Indemnity

14.1
Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an office holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were incurred by such office holder in such office holder’s capacity as an office holder of the Company:

14.1.1
a financial liability imposed on an office holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the office holder.

14.1.2
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent.

14.1.3
reasonable litigation costs, including attorney’s fees, expended by an office holder or which were imposed on an office holder by a court in proceedings filed against the office holder by the Company or in its name or by any other person or in a criminal charge in respect of which the office holder was acquitted or in a criminal charge in respect of which the office holder was convicted for an offence which did not require proof of criminal intent.

14.1.4	Any other liability indemnifiable under the Companies Law.

14.2
Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may undertake in advance to indemnify an office holder of the Company with respect to those liabilities and expenses described in the following Articles:

14.2.1	Sub-Article 14.1.2 and 14.1.3; and

14.2.2	Sub-Article 14.1.1, provided that the undertaking to indemnify:

14.2.2.1
is limited to such events which the directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criteria which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

14.2.2.2
the undertaking to provide such indemnification shall set forth such events which the directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criteria which the directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

15.	Exemption

Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may release, in advance, any office holder from any liability for damages arising out of a breach of a duty of care towards the Company, other than breach of such duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

16.	Exemption, Indemnification and Insurance – General

16.1
The aforesaid provisions regarding exemption, indemnification and insurance, are not intended and shall not restrict the Company in any way in engaging in an agreement with respect to exemption, insurance or indemnification in the following matters:

16.1.1	Any person which is not an officer of the Company, including employees, service providers or consultants of the Company, which are not officers of the Company.

16.1.2
Officers of other companies. The Company may engage in a contract regarding exemption, indemnification and insurance of officers in companies controlled by the Company, related to the Company or other companies in which the Company has interest in, to the maximum extent permitted by any law, and the provisions above regarding exemption, indemnification and insurance of office holders of the Company shall apply, with applicable changes.

16.2
It is hereby clarified that in this Section, an obligation regarding exemption, indemnification and insurance of office holders of the Company may remain in force even after the applicable officer ceases to serve in the Company.